

CSB BANCORP, INC.

ANNUAL REPORT 2023

91 NORTH CLAY ST, P.O. BOX 232, MILLERSBURG, OH \ 800.654.9015 \ WWW.CSB1.COM

2023 FINANCIAL HIGHLIGHTS



For the Year Ended December 31	2023	2022	% CHANGE
(Dollars in thousands, except per share data)			
CONSOLIDATED RESULTS			
Net interest income	$ **36,141**	$ 32,323	12%
Net interest income – fully taxable-equivalent ("FTE") basis	**36,274**	32,468	12
Noninterest income	**6,744**	6,711	0
Provision for loan losses	**442**	(895)	149
Noninterest expense	**24,060**	23,393	3
Net income	**14,756**	13,313	11
AT YEAR-END			
Loans, net	$ **694,797**	$ 620,333	12%
Assets	**1,178,689**	1,159,108	2
Deposits	**1,027,427**	1,023,417	0
Shareholders' equity	**107,939**	95,920	13
Cash dividends declared	**1.50**	1.30	15
Book value	**40.43**	35.43	14
Tangible book value	**38.66**	33.68	15
Market price	**37.54**	38.50	(2)
Basic and diluted earnings per share	**5.51**	4.91	12
FINANCIAL PERFORMANCE			
Return on average total assets	**1.27%**	1.16%	
Return on average equity	**14.69**	14.04	
Net interest margin, FTE basis	**3.32**	2.98	
Efficiency ratio	**55.95**	59.70	
CAPITAL RATIOS			
Risk-based capital:			
Common equity tier 1	**15.26%**	15.05%	
Tier 1	**15.26**	15.05	
Total	**16.25**	16.04	
Leverage	**9.59**	8.79	



HONESTY

We maintain integrity in all of our dealings. Honesty and dependability are major foundations of our reputation, and all business conducted in this Company will be forthright.



ENJOYMENT

We choose to enjoy our work, life, and each other because our lives are enriched by interactions with and for one another. Enjoyment fosters enthusiasm and engagement, and it is contagious.



GROWTH

We are committed to sustainable growth of this Company accomplished by continuous professional and personal growth of our team members. Their growth maintains our fitness as a service organization.

OUR MISSION & VALUES

Our mission as an independent community bank is to provide high quality financial services through valued employees, thereby meeting the needs of customers and the diverse communities we serve, while generating profit and increasing value for our shareholders.

TABLE OF CONTENTS

02 2023 Financial Highlights

04 Letter to Shareholders

08 2023 Financial Review

23 Report on Management's Assessment of Internal Control Over Financial Reporting

24 Report of Independent Registered Public Accounting Firm

26 Consolidated Balance Sheets

27 Consolidated Statements of Income

28 Consolidated Statements of Comprehensive Income

28 Consolidated Statements of Changes in Shareholders' Equity

29 Consolidated Statements of Cash Flows

30 Notes to Consolidated Financial Statements

60 Senior Management

61 Board of Directors

62 Officers of The Commercial and Savings Bank

63 Shareholder and General Inquiries



PROFIT RESPONSIBILITY

As a for-profit institution, we are always mindful of our duty to the shareholders of this Company. Without profit, we cannot sustain our existence as an independent community bank or employer.



CUSTOMER SERVICE

This Company exists to serve the needs of customers. Customer service is a primary consideration in everything we do. We strive to be recognized as setting the standard for customer service in all of our actions.



EMPLOYEES

CSB employees are empowered and committed to bettering the way of life for everyone in the communities we serve. We owe our current and future success to their efforts.



Eddie Steiner
Chief Executive Officer



Robert Baker
Chairman of the Board of Directors

Dear Fellow Shareholder,

IN IT FOR THE LONG RUN

Those who have followed CSB's journey for a period of years know that we conduct business with a long-term perspective. Chartered by the State of Ohio in 1879 and located in an area of honest hard working people, we have spent decades serving our communities and have weathered several banking and economic crises while steadily growing assets and market coverage. That lengthy heritage does not mean that we are a stodgy company. Rather, it bears testament to multiple generations of employees and directors who have recognized that safe and sound banking practices are required to maintain strength for the years to come and have served diligently as caretakers of that responsibility.

Many milestones have been reached along the way. In 2020, 142 years after its founding, CSB reached the $1 billion asset mark. We suspect it may not take 142 months to surpass $2 billion in assets, but if it does that will be okay so long as we continue to serve our shareholders, communities, employees and other stakeholders with integrity and distinction.

We seek to provide a compelling value proposition for shareholders. We have been consistently delivering 10% or more return on equity and steadily increasing tangible book value while paying dependable dividends that increase over time. Our return on equity for 2023 was 14.69%, our tangible book value has grown at an 8.5% cumulative average annual growth rate over the past ten years, and we have increased the dividend nine years in a row including the first quarter 2024 increase.

CSB stock (symbol CSBB) is classified in the value stock category, as compared to growth stocks. CSBB is not a momentum play, but has delivered top decile total returns for the past one year and ten-year periods as compared to the Dow Jones U.S. Microcap Bank Index and to S&P's Midwest publicly traded

TANGIBLE BOOK VALUE & MARKET PRICE PER SHARE



banks with total assets of $1.0 billion - $1.5 billion.[1] Banks, and especially small banks, are currently out of favor with many investors. But we believe any thoughtful look at CSB's performance, market position, and pricing multiples reveals solid value in the stock.

Our vision of Enduring Greatness and our mission to provide high quality financial products and services to customers and the diverse communities we serve provide the framework for our long-term perspective. Our core values of Profit Responsibility, Customer Service, Valued Employees, Honesty and Integrity, Enjoyment of Work, Life, and Each Other, and Growth guide our work and we will continue to do our best to uphold these standards in every way as we conduct business.

WHAT WE DO

As a bank, CSB manages and safeguards money, credit, and other financial transactions. We provide safekeeping of customer deposits and lend to customers with financing needs. We also provide an array of other important financial products and services connected with trade and the economy. These services enable the daily flow of funds for individuals, businesses, and organizations in the communities we serve.

HOW WE DID IN 2023

Our assets expanded 2% in the past year. That is not a lot, but within that modest growth net loan balances increased by 12%, led by 18% growth in commercial loans and 8% growth in consumer mortgage balances. As in 2022, we funded the loan growth primarily by deploying proceeds from maturities of lower yielding investment securities and from surplus cash we had on deposit with other banks, primarily the Federal Reserve. This favorable mix shift among our earning assets materially contributed to revenue growth, with interest income from loans increasing by $10 million from the prior year level.

Deposit costs rose substantially in the past year, as the Federal Reserve's continued interest rate increases and other monetary policy procedures squeezed liquidity out of the system. Banks began paying higher rates to gather and maintain deposits and we remained competitive in this arena. We paid out $7 million more in interest on deposits in 2023 compared to the prior year, and our deposit balances held steady.

The shift into higher yielding earning assets, combined with our stable core of deposits which did not require outside borrowing to fund loan growth, resulted in an expansion of net interest margin from 2.98% to 3.32%.



NET INTEREST MARGIN

Such a percentage change may not appear remarkable, but it warrants comment in a year where net interest margins shrank for the banking industry and for community banks as a whole.

Credit quality remained quite healthy within our portfolio, and in markets generally. For a second consecutive year, we recovered more dollars of prior year credit losses than we actually incurred in present year losses. However, we have observed some early signs of weakening credit conditions, something to be expected in a higher interest rate environment. We expect more credit stress to become observable in the coming year as the combination of tighter liquidity from depletion of surplus stimulus monies and the effect of higher interest rate payments exact increased pressure on borrower cashflows.

[1] Includes price appreciation and the reinvestment of dividends. Market Data as of February 7, 2024. Source S&P Capital IQ Pro.

We also implemented the accounting guidance for Current Expected Credit Losses, which consists of recognizing future losses on all committed loan dollars, whether funded or unfunded. Overall, we recognized a net provision expense for credit loss of $442,000 in 2023. This compared to a net provision credit of $895,000 in 2022 and thus a $1.3 million swing in additional expense year over year. Our year end Allowance for Credit Losses amounted to 0.94% of gross loans, which we currently judge to be sufficient for our loan portfolio.

ALWAYS LOOKING FOR TALENT

As we continue to grow (our five year cumulative average annual growth rate is about 10% for both asset size and net income), we also continue to extend our market presence and enhance the services we offer. This requires expanding our team of talented and committed professionals. We are proud of CSB's employees and are always looking to add to our team strength. Some of the special qualities that CSB team members embody include emotional maturity, intellectual curiosity, unquestioned integrity, an innate propensity to 'lean-in' to opportunity and identified need, openness to diverse ways of thinking and problem solving, a penchant for considering the possibilities of changing technology, and of course an affinity for understanding the fundamentals of finance. If you know someone who exhibits these qualities, nudge them to give us a call.

EFFECTIVE RISK MANAGEMENT

A bank's ability to serve its customers and markets is fundamentally dependent upon effective risk management. 2023 provided yet another reminder of this maxim, as sudden and significant tolls were exacted upon several of the nation's largest banks. This led to the banking industry once again being placed under the uncomfortable spotlight of scrutiny by regulators, politicians, financial markets, and customers.

During March 2023, the second and third largest bank failures in U.S. history happened within a span of 48 hours. Silicon Valley Bank (based in California and 19th largest in the U.S. at the end of 2022) and Signature Bank (New York, 33rd largest), both had concentrated business models catering to distinct customer segments. Each had grown very rapidly in recent years. Silicon Valley focused on the tech industry, particularly startup companies and many of the hedge funds and venture capital firms that provide funding to early stage tech companies. Signature was one of the few banks that had recently focused on banking cryptocurrency customers in addition to private equity and wealthy clients.

Economies are credit driven, which is why banking is often described as the lifeblood of an economy. Provision of banking services to growth sectors of an economy is necessary, and can provide spectacular growth and earnings for a bank. However, boom and bust cycles are anything but rare on the leading edges of economic expansion. Therefore, banking rapidly growing or emerging sectors of the economy entails more risk than banking traditional sectors, and requires very robust risk management systems, constant vigilance, and deep capital and funding cushions to absorb shock events of sudden and outsized proportion. For purposes of this letter, we simply point out that one does well to understand the substantial difference between concentrated banking models focused on growth sectors, and community-oriented banks serving broad demographics within a given geography, the latter providing more stability for both communities and the banks that serve them.

THE LARGER CONTEXT

Post-COVID era inflation, which roared to an annualized high of 9% in June of 2022 has been curbed through a series of aggressive Federal Reserve interest rate hikes along with reduced monetary injections as the Fed began contracting its holdings of U.S. debt securities. In a series of rate adjustments beginning in March 2022, the Fed aggressively hiked its discount rate from near zero (call it 0.25%) to near 5.5% before pausing in July 2023, with the Prime Rate having risen to 8.5% and 30-year fixed mortgage rates climbing well above 7%. Correspondingly, inflation rates declined 4% by June 2023, and have been in the low 3% range for the past six months as of this writing.

However, in the midst of the Fed's rate hiking cycle, the treasury yield curve inverted. An inverted yield curve is an anomaly, occurring when short term interest rates in debt markets, for maturities of from one month up to two years, are higher than interest rate yields for longer-term maturities in the five year to thirty year range. Historically, there is a high correlation between an inversion of the yield curve and a recession following within six to twenty-four months' time. Such has not yet been the case in our present economic cycle.

Although the Fed paused its rate hiking cycle in July 2023, inflation may not be entirely cured. The Fed's target inflation rate is 2% over the long run, and this is the lens

MONTHLY CPI & FED DISCOUNT RATE



through which it has officially conducted monetary policy since 2012. Interest rate hikes or reductions of 0.25% or more are somewhat of a blunt tool. The Fed's pause allows time for the cumulative and variable effects of higher interest rates to more clearly work their way through the economy.

For now, unemployment remains low, wage growth has been stronger for the past couple of years, and the inflation rate for goods and many service sectors are at or near the 2% target. A so-called 'soft landing' (i.e. defeating inflation without an economic contraction) is the hoped for, and plausible, outcome in this battle against inflation. Housing costs remain a stubborn component of overall inflation rates though, and its related costs amount to nearly 40% of average consumer household spending. The shortage of available housing inventory, reluctance of homeowners to sell because of very favorable rates on their existing mortgage loan, and significant increases in the cost of constructing or buying a house all contribute to the current housing cost pressures.

Foreign tensions from military conflicts in Russia/Ukraine and the Palestinian/Israel strife, along with trade spats between the U.S. and China, U.S. immigration tensions, and general political divisiveness are all currently creating tenuous and uncertain outcomes for the broad economy.

On the other hand, continued advances in technology are driving cost efficiencies and knowledge advancements, both of which foster economic growth and offer benefits of better understanding of human health, weather patterns and other economic factors.

GONE BUT NOT FORGOTTEN

The CSB family was rocked when three of our bank's officers passed away within the span of 24 days last May. Kevin McAllister, Dan Muse, and Alicia Wallace had almost 50 years of combined service at the bank and in our communities. These beloved individuals are sadly missed, but their lights shine on among the families, friends and customer lives they touched, and we carry on with the ever unfinished work which they so nobly advanced. You may wish to refer to the tribute to the lives of these fine individuals on page 63.

WORDS OF APPRECIATION

After completing over 22 years of dedicated service, Director Jeffery Robb, Jr. retired from the Board of Directors in January 2024. Director Robb's devotion to effective governance of this bank was unwavering and impactful. Please note the inset honoring Director Robb on page 61.

Finally, each year in this letter, we pause to express our sincere appreciation to each shareholder. We hope that you will be able to attend the annual shareholder meeting on April 24 where we can thank you in person; however, please know your role and support is deeply meaningful to the entire CSB board and employee team. We take seriously our responsibility to be good stewards of the capital with which you have entrusted us.

Thank You Fellow Shareholder.

2023 FINANCIAL REVIEW

INTRODUCTION

CSB Bancorp, Inc. (the "Company" or "CSB") was incorporated under the laws of the State of Ohio in 1991 and is a registered financial holding company. The Company's wholly owned subsidiaries are The Commercial and Savings Bank (the "Bank") and CSB Investment Services, LLC. The Bank is chartered under the laws of the State of Ohio and was organized in 1879. The Bank is a member of the Federal Reserve System, with deposits insured by the Federal Deposit Insurance Corporation, and its primary regulators are the Ohio Division of Financial Institutions and the Federal Reserve Board.

The Company, through the Bank, provides retail and commercial banking services to its customers including checking and savings accounts, time deposits, cash management, safe deposit facilities, commercial loans, real estate mortgage loans, consumer loans, IRAs, night depository facilities, and trust and brokerage services. Its customers are located primarily in Holmes, Stark, Tuscarawas, Wayne, and portions of surrounding counties in Ohio.

Economic activity in the Company's market area increased slightly in the fourth quarter of 2023. Demand for goods and services improved as steady sales were recorded during the fourth quarter 2023 with households spending more during the holidays. Supply chain challenges improved during the year, creating less constrained inventories, and costs appear to be leveling off. Consumer spending has increased slightly. Reported unemployment levels in December 2023 ranged from 2.1% to 3.3% in the four primary counties served by the Company. These levels decreased from the December 2022 range of 2.9% to 4.0% in the four counties served by the Company. Labor demand remained solid as competition for workers with specialized skills has put upward pressure on labor costs. The local housing market continues to be strong with extremely low inventory levels. Residential construction has softened again year over year with higher interest rates as the main factor reducing demand while nonresidential construction activity has improved since the prior year. Core deposits remain flat, and customers continue to move funds into interest-bearing accounts.

FORWARD-LOOKING STATEMENTS

Certain statements contained in Management's Discussion and Analysis of Financial Condition and Results of Operations are not related to historical results but are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks and uncertainties. Any forward-looking statements made by the Company herein and in future reports and statements are not guarantees of future performance. Actual results may differ materially from those in forward-looking statements because of various risk factors as discussed in this annual report. The Company does not undertake, and specifically disclaims, any obligation to publicly release the result of any revisions to any forward-looking statements to reflect the occurrence of unanticipated events or circumstances after the date of such statements.

NON-U.S. GAAP FINANCIAL MEASURES

Management's Discussion and Analysis of Financial Condition and Results of Operations contains non-U.S. GAAP financial measures where management believes it to be helpful in understanding CSB's results of operations or financial position. Where non-U.S. GAAP financial measures are used, the comparable U.S. GAAP financial measure, as well as the reconciliation to the comparable U.S. GAAP financial measure, can be found herein.

2023 FINANCIAL REVIEW

FINANCIAL DATA

The following table sets forth certain selected consolidated financial information:

(Dollars in thousands, except per share data)		2023		2022		2021		2020		2019
Statements of income:										
Total interest income	$	46,016	$	34,819	$	29,529	$	31,066	$	32,461
Total interest expense		9,875		2,496		2,012		2,913		4,062
Net interest income		36,141		32,323		27,517		28,153		28,399
Provision (recovery) for credit losses		442		(895)		(655)		1,650		1,140
Net interest income after provision (recovery) for credit losses		35,699		33,218		28,172		26,503		27,259
Noninterest income		6,744		6,711		7,325		6,935		5,428
Noninterest expense		24,060		23,393		22,093		20,342		19,769
Income before income taxes		18,383		16,536		13,404		13,096		12,918
Income tax provision		3,627		3,223		2,567		2,528		2,504
Net income	$	**14,756**	$	**13,313**	$	**10,837**	$	**10,568**	$	**10,414**
Per share of common stock:										
Basic earnings per share	$	5.51	$	4.91	$	3.97	$	3.85	$	3.80
Diluted earnings per share		5.51		4.91		3.97		3.85		3.80
Dividends		1.50		1.30		1.22		1.13		1.08
Book value		40.43		35.43		35.80		34.23		31.17
Average basic common shares outstanding		2,679,902		2,714,045		2,733,126		2,742,350		2,742,296
Average diluted common shares outstanding		2,679,902		2,714,045		2,733,126		2,742,350		2,742,296
Year-end balances:										
Loans, net	$	694,797	$	620,333	$	541,536	$	600,885	$	544,616
Securities		368,153		401,144		311,245		204,184		130,721
Total assets		1,178,689		1,159,108		1,144,239		1,031,632		818,683
Deposits		1,027,427		1,023,417		1,002,747		891,562		683,546
Borrowings		37,597		35,011		39,937		41,879		45,219
Shareholders' equity		107,939		95,920		97,315		93,859		85,476
Average balances:										
Loans, net	$	660,265	$	580,454	$	554,547	$	601,419	$	545,483
Securities		385,666		388,827		231,285		129,508		112,290
Total assets		1,158,286		1,151,925		1,111,808		931,330		765,722
Deposits		1,017,983		1,012,629		969,009		788,904		636,441
Borrowings		34,526		40,218		42,600		48,358		44,478
Shareholders' equity		100,452		94,850		96,145		90,247		81,548
Select ratios:										
Net interest margin, FTE basis[1]		3.32%		2.98%		2.63%		3.22%		3.97%
Return on average total assets		1.27		1.16		0.97		1.13		1.36
Return on average shareholders' equity		14.69		14.04		11.27		11.71		12.77
Average shareholders' equity as a percent of average total assets		8.67		8.23		8.65		9.69		10.65
Net loan charge-offs (recoveries) as a percent of average loans		(0.02)		(0.02)		0.00		0.06		0.01
Allowance for credit losses on loans as a percent of loans at year-end		0.94		1.09		1.39		1.36		1.27
Shareholders' equity as a percent of total year-end assets		9.16		8.28		8.50		9.10		10.44
Dividend payout ratio[2]		27.20		26.48		30.73		29.35		28.42

[1]Net interest margin is shown on a fully taxable equivalent, ("FTE") basis.
[2]Dividend payout ratio is calculated as dividends declared as a percentage of net income.

RESULTS OF OPERATIONS

Net Income

CSB's 2023 net income was $14.8 million compared to $13.3 million for 2022, an increase of 11%. Total revenue, net interest income plus noninterest income, increased $3.9 million, or 10%, over the prior year to a total of $43 million. The provision for credit losses increased to a $442 thousand expense as compared to a $895 thousand recovery for the prior year. Noninterest expense increased $667 thousand, or 3% and the provision for income tax increased $404 thousand over the prior year due to an increase in taxable income. Basic and diluted earnings per share were $5.51, up 12% from the prior year. The return on average assets was 1.27% in 2023 compared to 1.16% in 2022 and return on average equity was 14.69% in 2023 compared to 14.04% in 2022.

Net Interest Income

(Dollars in thousands)	2023	2022
Net interest income	$ 36,141	$ 32,323
Taxable equivalent	133	145
Net interest income, FTE[1]	$ **36,274**	$ **32,468**
Net interest margin	3.31%	2.97%
Taxable equivalent adjustment	0.01	0.01
Net interest margin, FTE[1]	**3.32%**	**2.98%**

[1]Taxable equivalent adjustments have been computed assuming a 21% tax rate in 2023, and 2022 (non-GAAP).

Net interest income is the largest source of the Company's revenue and consists of the difference between interest income generated on earning assets and interest expense incurred on liabilities (deposits, short-term and long-term borrowings). Changes in volume, interest rates, composition of interest-earning assets, and interest-bearing liabilities affect net interest income. Net interest income increased $3.8 million, or 12%, in 2023 compared to 2022. The increase was a result of a $11.2 million increase in interest income, partially offset by an increase of $7.4 million in interest expense. The FTE net interest margin increased to 3.32% from 2.98% in 2022.

Interest income increased $11.2 million, or 32%, in 2023 compared to 2022 primarily due to an increase of $9.7 million, or 37%, in interest and fees on loans due to an increase in average balances of $79 million and an increase in yield of 93 basis points ("bps"). Interest income on taxable securities increased $1.1 million due to a increase of 31 bps. Interest income on interest-earning deposits mainly held at the Federal Reserve increased $404 thousand in 2023 compared to 2022 primarily due to a 365 bps yield increase.

Interest expense increased $7.4 million, or 296%, in 2023 as compared to 2022 primarily due to rate increases of 75 bps on deposits and 69 bps on other borrowed funds. Average interest-bearing demand and savings deposit balances decreased $8 million during the year as the level of savings continued to decrease, but at a lesser pace than the prior year as the increase in the money supply created by the government to offset pandemic economic decreases phased out to consumers and businesses. Average time deposit balances increased $36 million, and the average interest rate increased 210 bps.

2023 FINANCIAL REVIEW

AVERAGE BALANCE SHEETS AND NET INTEREST MARGIN ANALYSIS

(Dollars in thousands)	2023 Average Balance[1]	2023 Interest	2023 Average Rate[2]	2022 Average Balance[1]	2022 Interest	2022 Average Rate[2]
Interest-earning assets						
Interest-earning deposits in other banks	$ 40,723	$ 2,107	5.17%	$ 111,775	$ 1,703	1.52%
Securities:						
Taxable	363,988	7,803	2.14	364,478	6,665	1.83
Tax Exempt[4]	21,678	506	2.33	24,349	553	2.27
Loans[3,4]	666,793	35,733	5.36	587,765	26,043	4.43
Total interest-earning assets	1,093,182	46,149	4.22%	1,088,367	34,964	3.21%
Noninterest-earning assets						
Cash and due from banks	19,313			20,435		
Bank premises and equipment, net	13,189			13,601		
Other assets	39,129			36,833		
Allowance for credit losses on loans	(6,527)			(7,311)		
Total assets	$ 1,158,286			$ 1,151,925		
Interest-bearing liabilities						
Demand deposits	$ 251,626	2,564	1.02%	$ 240,904	648	0.27%
Savings deposits	296,896	2,362	0.80	315,881	670	0.21
Time deposits	154,505	4,573	2.96	118,085	1,017	0.86
Borrowed funds	34,525	376	1.09	40,218	161	0.40
Total interest-bearing liabilities	737,552	9,875	1.34%	715,088	2,496	0.35%
Noninterest-bearing liabilities and shareholders' equity						
Demand deposits	314,956			337,759		
Other liabilities	5,326			4,228		
Shareholders' equity	100,452			94,850		
Total liabilities and equity	$ 1,158,286			$ 1,151,925		
Net interest income[4]		36,274			32,468	
FTE adjustment		(133)			(145)	
GAAP net interest income		$ 36,141			$ 32,323	
Net interest margin FTE			3.32%			2.98%
Net interest spread			2.88%			2.86%

[1]Average balances have been computed on an average daily basis.
[2]Average rates have been computed based on the amortized cost of the corresponding asset or liability.
[3]Average loan balances include nonaccrual loans.
[4]Interest income is shown on a fully tax-equivalent basis (non-GAAP), reconciled to the GAAP amount at the bottom of the table.

2023 FINANCIAL REVIEW

The following table compares the impact of changes in average rates and changes in average volumes on net interest income:

RATE/VOLUME ANALYSIS OF CHANGES IN INCOME AND EXPENSE[1]

(Dollars in thousands)	Net Increase (Decrease)		2023 v. 2022 Volume		Rate	
Increase (decrease) in interest income:						
Interest-earning deposits in other banks	$	404	$	(3,676)	$	4,080
Securities:						
Taxable		1,138		(11)		1,149
Tax Exempt[2]		(47)		(61)		14
Loans[2]		9,690		4,235		5,455
Total interest income change[2]		11,185		487		10,698
Increase (decrease) in interest expense:						
Demand deposits		1,916		109		1,807
Savings deposits		1,692		(151)		1,843
Time deposits		3,556		1,078		2,478
Borrowed funds		215		(62)		277
Total interest expense change		7,379		974		6,405
Net interest income change[2]	$	**3,806**	$	**(487)**	$	**4,293**

[1]Changes attributable to both volume and rate, which cannot be segregated, have been allocated based on the absolute value of the change due to volume and the change due to rate.

[2]Interest income is shown on a fully tax-equivalent basis (non-GAAP).

Provision (Recovery) For Credit Losses on Loans

The provision (recovery) for credit losses on loans is determined by management as the amount required to bring the allowance for credit losses to a level considered appropriate to absorb an estimation of credit loss during the expected weighted average life of the loan. During 2023, a provision for credit loss expense for loans of $198 thousand was recognized compared to a 2022 recovery of credit losses for loans of $895 thousand. The recapture of provision for credit losses for the prior year primarily reflects the improvement in credit quality including the reduction of impaired and adversely classified loans, as well as the improvement in economic indicators including unemployment, residential real estate prices and consumer confidence. A credit loss provision for off-balance sheet commitments of $244 thousand was recognized in 2023 as compared to a recovery of credit loss provision for off-balance sheet commitments of $128 thousand in 2022, which was included in other noninterest expenses. This provision is primarily the result of the adoption of ASU 2016-13, which is the Current Expected Credit Loss Model ("CECL"), to reserve against construction loan commitments, which will most likely be drawn as compared to 2022 when provisions for off-balance sheet items were provided primarily on impaired lines of credit. Nonperforming loans increased $140 thousand from 2022 to 2023. See Financial Condition – Allowance for Credit Losses for additional discussion and information relative to the provision for credit losses.

2023 FINANCIAL REVIEW

Noninterest Income

	YEAR ENDED DECEMBER 31			
		Change from 2022		
(Dollars in thousands)	2023	Amount	%	2022
Service charges on deposit accounts	$ 1,209	$ 35	3 %	$ 1,174
Trust services	1,013	59	6	954
Debit card interchange fees	2,107	2	0	2,105
Credit card fees	701	24	4	677
Gain on sale of loans, including MSRs	161	(170)	(51)	331
Earnings on bank-owned life insurance	702	28	4	674
Unrealized (loss) gain on equity securities	15	18	(600)	(3)
Other	836	37	5	799
Total noninterest income	**$ 6,744**	**$ 33**	**0.5 %**	**$ 6,711**

Noninterest income increased $33 thousand, or 0.5%, in 2023 compared to the same period in 2022. Trust service revenue increased $59 thousand with fair market value increases. Service charges on deposits, increased $35 thousand in 2023 primarily from fees on business accounts. Earnings on bank owned life insurance increased $28 thousand. Credit card interchange income increased $24 thousand as business credit card usage continued to increase. Gain on sales of mortgage loans including mortgage servicing rights ("MSRs") decreased $170 thousand due to fewer sales of real estate mortgage loans into the secondary market. The Bank sold $5 million in mortgage loans, including gains, in 2023 as compared to the sale of $10 million of loans in 2022.

Noninterest Expenses

	YEAR ENDED DECEMBER 31			
		Change from 2022		
(Dollars in thousands)	2023	Amount	%	2022
Salaries and employee benefits	$ 13,673	$ 227	2%	$ 13,446
Occupancy expense	1,138	53	5	1,085
Equipment expense	792	11	1	781
Professional and director fees	1,471	(80)	(5)	1,551
Financial institutions tax	767	(12)	(2)	779
Marketing and public relations	549	(2)	(0)	551
Software expense	1,651	222	16	1,429
Debit card expense	682	(52)	(7)	734
FDIC insurance	514	169	49	345
Other	2,823	131	5	2,692
Total noninterest expenses	**$ 24,060**	**$ 667**	**3%**	**$ 23,393**

Noninterest expense increased $667 thousand, or 3%, in 2023 compared to 2022. Salaries and employee benefits increased $227 thousand from increases in base salaries, medical, and other benefits. Software expense increased $222 thousand, or 16%, due to full-year implementation of a new analytical software and cyber security software. FDIC insurance increased $169 thousand due to increased rates. Professional and director fees decreased $80 thousand primarily due to a decrease in third party assistance with contracting the bank's core vendor that did not recur in 2023, partially offset by audit and accounting fees for the implementation of CECL. Other expenses increased $131 thousand, or 5%.

Income Taxes

The provision for income taxes amounted to $3.6 million in 2023 as compared to $3.2 million in 2022. The increase in 2023 resulted from an increase in taxable income. The corporate statutory tax rate was 21% for 2023 and 2022. The effective tax rate in 2023 and 2022 was 19.7% and 19.5%, respectively.

FINANCIAL CONDITION

Total assets of the Company were $1.2 billion on December 31, 2023 and 2022, representing an increase of $20 million, or 2%. Net loans increased $74 million, or 12%, while investment securities decreased $33 million, or 8%, and total cash and cash equivalents decreased $22 million, or 26%. Deposits increased $4 million and short-term borrowings increased $3 million, while other borrowings from the Federal Home Loan Bank ("FHLB") decreased by $707 thousand, or 29%.

Securities

Total investment securities decreased $33 million, or 8%, to $368 million at year-end 2023, primarily related to principal repayments on mortgage-backed securities. CSB's portfolio is primarily comprised of agency mortgage-backed securities, obligations of state and political subdivisions, U.S. Treasury notes, other government agencies' debt, and corporate bonds. Restricted securities consist primarily of FHLB stock.

The Company has no exposure to government-sponsored enterprise preferred stocks, collateralized debt obligations, or trust preferred securities. The Company's municipal bond portfolio consists of tax-exempt general obligation and revenue bonds. As of December 31, 2023, 97% of such bonds held an S&P or Moody's investment grade rating, and 3% were non-rated local issues. The municipal portfolio includes a broad spectrum of counties, cities, universities, and school districts with 82% of the portfolio originating in Ohio, and 18% in Pennsylvania. Gross unrealized security losses within the portfolio were 11% of total securities on December 31, 2023, reflecting interest rate increases, not credit downgrades.

One of the primary functions of the securities portfolio is to provide a source of liquidity and it is structured such that maturities and cash flows provide a portion of the Company's liquidity needs and asset/liability management requirements.

Loans

Total loans increased $74 million, or 12%, during 2023. Volume increases were recognized as follows: commercial loans increased $23 million, or 18%, during 2023. Construction and land development loans decreased $6 million, or 11% as several commercial projects were under construction and consumer demand slowed for 1-4 family residential construction at year end. Residential real estate loans increased $16 million, or 8%. Commercial real estate loans increased $42 million, or 18%. Commercial real estate and construction loan demand remains strong, within the company's market footprint. At year-end 2023, commercial real estate is comprised mostly of owner occupied buildings, $191 million and $83 million of buildings held for investment and leased to others. Owner occupied buildings are mostly assisted living, light industrial, and warehouse buildings. Investment properties include commercial strip centers, medical and office buildings.

The Company originated $52 million and $69 million of residential mortgage loans held in the portfolio, including residential construction, conventional 1-4 family, and equity line loans, which were predominately variable rate, in 2023 and 2022, respectively. The increase in interest rates slowed consumer demand for 1-4 family fixed-rate thirty-year residential mortgages which are sold into the secondary market as the Company sold $5 million of mortgages into the secondary market in 2023 as compared to $10 million of mortgages into the secondary market in 2022. Demand for home equity loans declined in 2023, with balances decreasing $1 million, as rates rose. Installment loans increased $206 thousand.

Management anticipates modest economic growth in the Company's local service areas will continue to improve. Commercial and commercial real estate loans, in aggregate, comprise approximately 61% and 58% of the total loan portfolio at year-end 2023 and 2022, respectively. Residential real estate loans approximated 30-31% of the portfolio in 2023 and 2022. Construction and land development loans decreased from 9% to 7% of the portfolio; however a number of construction loans will fund in 2024. The Company is well within the respective regulatory guidelines for investment in construction, development, and investment property loans that are not owner occupied. The Company has very little exposure to commercial office space leased properties. See Note 3 - Loans for further discussion of Concentrations of Credit. Most of the Company's lending activity is with customers primarily located within Holmes, Stark, Tuscarawas and Wayne counties in Ohio. The majority of the Company's loan portfolio consists of commercial and industrial and commercial real estate loans.

2023 FINANCIAL REVIEW

Nonperforming Assets, Individually Evaluated Loans, and Loans Past Due 90 Days or More

Nonperforming assets consist of nonaccrual loans, loans past due 90 days and still accruing, and other real estate acquired through or in lieu of foreclosure. Loans are placed on nonaccrual status when they become past due 90 days or more, or when mortgage loans are past due as to principal and interest 120 days or more, unless they are both well secured and in the process of collection.

NONPERFORMING ASSETS	DECEMBER 31	
(Dollars in thousands)	2023	2022
Nonaccrual loans		
Commercial and industrial	$ 59	$ —
Commercial real estate	62	92
Commercial lessors of buildings	15	—
Construction	—	—
Consumer mortgage	172	99
Home equity line of credit	—	—
Consumer installment	49	9
Consumer indirect	39	56
Loans past due 90 days or more and still accruing	—	—
Total nonperforming loans	396	256
Other real estate owned	—	—
Other repossessed assets	—	—
Total nonperforming assets	$ 396	$ 256
Nonaccrual loans to total loans	0.06 %	0.04 %

Allowance for Credit Losses

The allowance for credit losses ("ACL") is maintained at a level considered by management to be adequate to cover credit losses currently expected over the weighted average life of the loan pools. The ACL decreased by $159 thousand, or 3%, to $6.6 million on December 31, 2023 from $6.8 million on December 31, 2022. The decrease was primarily the result of the adoption of the CECL model under the Weighted Average Remaining Maturity historical loss method, ("WARM") that is based on the weighted average life loan pools. This method is similar to the incurred loss method utilized prior to the implementation of CECL. The weighted average life of the loan pools are calculated on an instrument level and incorporate prepayment speeds from a 12 month trailing period. Additionally, a two year economic forecast is made based on the Bloomberg Financial consensus. During 2023 decreases in the allowance were recognized in the WARM method (due to continuing recoveries) and the Bloomberg financial forecast (due to the decrease in the prediction of a recession). The bank continues to maintain qualitative factors tied to changes in: the lending policy, economic conditions, lending credit management, delinquent and classified loans, and the value of collateral.

During 2023, $113 thousand in nonaccrual loans were collected, $40 thousand were charged-off, and $293 thousand new loans entered nonaccrual status.

ALLOWANCE FOR CREDIT LOSSES	FOR THE YEAR ENDED	
(Dollars in thousands)	2023	2022
Net charge-offs (recoveries) as a percentage of average total loans	(0.02) %	(0.02) %
Allowance for credit losses as a percentage of total loans	0.94	1.09
Allowance for credit losses to total nonacrrual loans	16.67 x	26.71 x
Components of the allowance for loan losses:		
General reserves	$ 6,546	$ 6,834
Specific reserve allocations	61	4
Total allowance for credit losses	$ 6,607	$ 6,838

2023 FINANCIAL REVIEW

The allowance for credit losses on loans totaled $6.6 million, or 0.94% of total loans at year-end 2023 as compared to $6.8 million, or 1.09%, of total loans at year-end 2022. The Bank had net loan recoveries of $130 thousand in 2023, compared to $115 thousand in recoveries in 2022.

The Company maintains an internal watch list on which it places loans where management's analysis of the borrower's operating results and financial condition indicates the borrower's cash flows are inadequate to meet its debt service requirements and loans where there exists an increased risk that such a shortfall may occur. Nonperforming loans, which consist of loans past due 90 days or more and nonaccrual loans, aggregated $396 thousand, or 0.06%, of loans at year-end 2023 compared to $256 thousand, or 0.04%, of loans at year-end 2022.

Other Assets

Net premises and equipment decreased $412 thousand to $13 million at year-end 2023 with depreciation expense exceeding purchases. Total bank-owned life insurance increased from $24 million at year-end 2022 to $25 million at year-end 2023 with increasing cash surrender values. There was no other real estate owned on December 31, 2023 or 2022. The Company recognized a net deferred tax asset of $2.6 million on December 31, 2023 compared to a net deferred tax asset of $3.0 million on December 31, 2022. The decrease is primarily due to an improvement in the net unrealized loss on securities.

2023 FINANCIAL REVIEW

Deposits

The Company's deposits are obtained primarily from individuals and businesses located in its market area. For deposits, the Company must compete with products offered by other financial institutions, as well as alternative investment options. Time deposits increased for the year ended 2023. Market rates on deposits and cash management products increased throughout the year as liquidity decreased in the industry.

(Dollars in thousands)	December 31 2023		December 31 2022		Change from 2022 Amount		%
Noninterest-bearing demand	$	301,697	$	350,283	$	(48,586)	(14) %
Interest-bearing demand		256,621		241,227		15,394	6
Traditional savings		165,265		194,918		(29,653)	(15)
Money market savings		112,264		118,908		(6,644)	(6)
Time deposits in excess of $250,000		58,597		28,089		30,508	109
Other time deposits		132,983		89,992		42,991	48
Total deposits	$	1,027,427	$	1,023,417	$	4,010	0.4 %

Other Funding Sources

The Company obtains additional funds through securities sold under repurchase agreements, overnight borrowings from the FHLB or other financial institutions, and advances from the FHLB. Short-term borrowings, consisting of securities sold under repurchase agreements, increased $3 million. Other borrowings, consisting of FHLB advances, decreased $707 thousand as the result of principal repayments. The majority FHLB borrowings on December 31, 2023, have long term maturities with monthly amortizing payments.

CAPITAL RESOURCES

Total shareholders' equity was $107.9 million at December 31, 2023 compared to $95.9 million on December 31, 2022. This increase was primarily due to net income of $14.8 million and a $2.6 million accumulated other comprehensive gain recognized on the available-for-sale securities portfolio resulting from decreasing interest rates. Dividends were paid of $4 million and $1.4 million treasury stock was repurchased in 2023. The Board of Directors approved a Stock Repurchase Program on February 26, 2021, allowing the repurchase of up to 5% of the Company's then-outstanding common shares. Repurchased shares are to be held as treasury stock and are available for general corporate purposes. On December 31, 2023, approximately 102 thousand shares could still be repurchased under the current authorized program. Shares repurchased during 2023 totaled 37,638 shares for $1.4 million and shares purchased in 2022 totaled 10,448 shares for $388 thousand.

Effective January 1, 2015, the Federal Reserve adopted final rules implementing Basel III and regulatory capital changes required by the Dodd-Frank Act. The rules apply to both the Company and the Bank. The rules established minimum risk-based and leverage capital requirements for all banking organizations. The rules include: (a) a common equity tier 1 capital ratio of at least 4.5%, (b) a tier 1 capital ratio of at least 6.0%, (c) a minimum total capital ratio of at least 8.0%, and (d) a minimum leverage ratio of 4%. Under the guidelines, capital is compared to the relative risk related to the balance sheet. To derive the risk included in the balance sheet, one of several risk weights is applied to different balance sheet and off-balance sheet assets primarily based on the relative credit risk of the counterparty. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The rules also place restrictions on the payment of capital distributions, including dividends, and certain discretionary bonus payments to executive officers if the company does not hold a capital conservation buffer of greater than 2.5% composed of common equity tier 1 capital above its minimum risk-based capital requirements. The Company and Bank's actual and required capital amounts are disclosed in Note 12 to the consolidated financial statements.

Dividends paid by the Bank to CSB are the primary source of funds available to the Company for payment of dividends to shareholders and for other working capital needs. The payment of dividends by the Bank to the Company is subject to restrictions by regulatory authorities, which generally limit dividends to current year net income and the prior two (2) years net retained earnings, as defined by regulation. In addition, dividend payments generally cannot reduce regulatory capital levels below the minimum regulatory guidelines discussed above.

2023 FINANCIAL REVIEW

LIQUIDITY

	December 31		
(Dollars in thousands)	2023	2022	Change from 2022
Cash and cash equivalents	$ 64,077	$ 86,420	$ (22,343)
Unused lines of credit	128,198	122,062	6,136
Unpledged AFS securities at fair market value	127,387	134,401	(7,014)
	$ 319,662	$ 342,883	$ (23,221)
Net deposits and short-term liabilities	$ 1,051,156	$ 1,041,016	$ 10,140
Liquidity ratio	30.4 %	32.9 %	
Minimum board approved liquidity ratio	20.0 %	20.0 %	

Liquidity refers to the Company's ability to generate sufficient cash to fund current loan demand, meet deposit withdrawals, pay operating expenses, and meet other obligations. Liquidity is monitored by CSB's Asset Liability Committee. The Company was within all Board-approved limits on December 31, 2023, and 2022. Additional sources of liquidity include net income, loan repayments, the availability of borrowings, and adjustments of interest rates to attract deposit accounts.

As summarized in the Consolidated Statements of Cash Flows, the most significant investing activities for the Company in 2023 included net loan originations of $74 million and securities purchases of $4 million, offset by maturities and repayment of securities totaling $38 million. The Company's financing activities included a $4 million increase in deposits, $3 million increase in short-term borrowings, and $4 million in cash dividends paid.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The most significant market risk the Company is exposed to is interest rate risk. The business of the Company and the composition of its balance sheet consist of investments in interest-earning assets (primarily loans and securities), which are funded by interest-bearing liabilities (deposits and borrowings). These financial instruments have varying levels of sensitivity to changes in the market rates of interest, resulting in market risk. None of the Company's financial instruments are held for trading purposes.

The Board of Directors establishes policies and operating limits with respect to interest rate risk. The Company manages interest rate risk regularly through its Asset Liability Committee. The Committee meets periodically to review various asset and liability management information including, but not limited to, the Company's liquidity position, projected sources and uses of funds, interest rate risk position, and economic conditions.

Interest rate risk is monitored primarily through the use of an earnings simulation model. The model is highly dependent on various assumptions, which change regularly as the balance sheet and market interest rates change. The earnings simulation model projects change in net interest income resulting from the effect of changes in interest rates. The analysis is performed quarterly over a twenty-four-month horizon. The analysis includes two (2) balance sheet models, one based on a static balance sheet and one on a dynamic balance sheet with projected growth in assets and liabilities. This analysis is performed by estimating the expected cash flows of the Company's financial instruments using interest rates in effect at year-end 2023 and 2022. Interest rate risk policy limits are tested by measuring the anticipated change in net interest income over a two-year period. The tests assume quarterly ramped increases and decreases in market interest rates over twenty-four month horizons, as compared to a stable rate environment or base model. The following table reflects the change to net interest income using a dynamic balance sheet for the first twelve-month periods of the twenty-four month horizon.

2023 FINANCIAL REVIEW

Net Interest Income at Risk

	Change In Interest Rates (Basis Points)	Net Interest Income	Dollar Change	Percentage Change	Board Policy Limits
	December 31, 2023				
(Dollars in thousands)	+ 400	$ 39,184	$ (266)	(0.7) %	± 25%
	+ 300	39,264	(186)	(0.5)	± 15
	+ 200	39,340	(110)	(0.3)	± 10
	+ 100	39,394	(56)	(0.1)	± 5
	0	39,450	—	—	
	− 100	39,201	(249)	(0.6)	± 5
	− 200	38,951	(499)	(1.3)	± 10
	− 300	38,718	(732)	(1.9)	± 15
	− 400	38,494	(956)	(2.4)	± 25
	December 31, 2022				
	+ 400	$ 38,810	$ 1,090	2.9 %	± 25%
	+ 300	38,581	861	2.3	± 15
	+ 200	38,302	582	1.5	± 10
	+ 100	38,003	283	0.8	± 5
	0	37,720	—	—	
	− 100	37,368	(352)	(0.9)	± 5
	− 200	36,869	(851)	(2.3)	± 10
	− 300	35,973	(1,747)	(4.6)	± 15
	− 400	35,519	(2,201)	(5.8)	± 25

Management reviews Net Interest Income at Risk with the Board on a periodic basis. The Company was within all Board-approved limits at December 31, 2023 and 2022 for the first twelve-month periods of the twenty-four month horizon.

Economic Value of Equity at Risk

Change In Interest Rates (Basis Points)	Percentage Change	Board Policy Limits
December 31, 2023		
+ 400	15.9 %	± 35%
+ 300	12.8	± 30
+ 200	9.2	± 20
+ 100	4.9	± 15
− 100	(6.2)	± 15
− 200	(13.2)	± 20
− 300	(22.5)	± 30
− 400	(36.5)	± 35
December 31, 2022		
+ 400	13.2 %	± 35%
+ 300	11.2	± 30
+ 200	8.5	± 20
+ 100	4.8	± 15
− 100	(6.3)	± 15
− 200	(14.5)	± 20
− 300	(25.4)	± 30
− 400	(39.4)	± 35

2023 FINANCIAL REVIEW

The economic value of equity is calculated by subjecting the period-end balance sheet to changes in interest rates and measuring the impact of the changes on the values of the assets and liabilities. Hypothetical changes in interest rates are then applied to the financial instruments. The cash flows and fair values are again estimated using these hypothetical rates. For the net interest income estimates, the hypothetical rates are applied to the financial instruments based on the assumed cash flows.

Management periodically measures and reviews the economic value of equity at risk with the Board. As of December 31, 2023 and December 31, 2022 the percentage change of the market value of equity was outside of the board policy limit in the -400 basis point scenario. The technical fails in the declining rate scenarios in 2023 and 2022, are caused by the duration of liabilities remaining high and loan and investment securities prepayment speeds increasing. The simulation calculates decreases in the market value of equity of (36.5)% as of December 31, 2023 and (39.4)% in the -400 basis point rate scenario as of December 31, 2022.

SIGNIFICANT ASSUMPTIONS AND OTHER CONSIDERATIONS

The above analysis is based on numerous assumptions, including relative levels of market interest rates, loan prepayments, and reactions of depositors to changes in interest rates and this should not be relied upon as being indicative of actual results. Further, the analysis does not contemplate all actions the Company may undertake in response to changes in interest rates.

U.S. Treasury securities, obligations of U.S. Government corporations and agencies, obligations of states and political subdivisions will generally repay at their stated maturity or if callable, prior to their final maturity date. Mortgage-backed security payments increase when interest rates are low and decrease when interest rates rise. Most of the Company's loans permit the borrower to prepay the principal balance prior to maturity without penalty. The likelihood of prepayment depends on a number of factors: current interest rate and interest rate index (if any) on the loan, the financial ability of the borrower to refinance, the economic benefit to be obtained from refinancing, availability of refinancing at attractive terms, as well as economic conditions in specific geographic areas, which affect the sales and price levels of residential and commercial property. In a changing interest rate environment, prepayments may increase or decrease on fixed and adjustable-rate loans depending on the current relative levels and expectations of future short-term and long-term interest rates. Prepayments on adjustable-rate loans generally increase when long-term interest rates fall or are at historically low levels relative to short-term interest rates, thus making fixed rate loans more desirable. While savings and checking deposits generally may be withdrawn upon the customer's request without prior notice, a continuing relationship with customers resulting in future deposits and withdrawals is generally predictable, leading to a dependable and uninterrupted source of funds. Time deposits generally have early withdrawal penalties, which discourage customer withdrawal prior to maturity. Short-term borrowings have fixed maturities. Certain advances from the FHLB carry prepayment penalties and are expected to be repaid in accordance with their contractual terms.

FAIR VALUE MEASUREMENTS

The Company discloses the estimated fair value of its financial instruments on December 31, 2023, and 2022 in Note 15 to the Consolidated Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS, AND CONTINGENT LIABILITIES AND COMMITMENTS

The following table summarizes the Company's loan commitments, including letters of credit, as of December 31, 2023:

| (Dollars in thousands) | Amount of Commitment to Expire Per Period | | | | |
Type of Commitment	Total Amount	Less than 1 year	1 to 3 Years	3 to 5 Years	Over 5 Years
Commercial lines of credit	$ 147,304	$ 117,964	$ 24,441	$ 4,721	$ 178
Commercial real estate	9,438	7,470	1,856	112	—
Home equity line of credit	81,903	2,869	13,727	14,129	51,178
Construction	22,782	13,202	9,580	—	—
Consumer lines of credit	646	646	—	—	—
Credit card lines	8,158	8,158	—	—	—
Overdraft privilege	7,266	7,266	—	—	—
Letters of credit	4,379	3,983	385	11	—
Total commitments	$ 281,876	$ 161,558	$ 49,989	$ 18,973	$ 51,356

All lines of credit represent either fee-paid or legally binding loan commitments for the loan categories noted. Letters of credit are also included in the amounts noted in the table since the Company requires each letter of credit be supported by a loan agreement. The commercial and consumer lines represent both unsecured and secured obligations. The home equity lines are secured by mortgages on residential property. It is anticipated that a significant portion of these lines will expire without being drawn upon.

2023 FINANCIAL REVIEW

The following table summarizes the Company's other contractual obligations, exclusive of interest, as of December 31, 2023:

(Dollars in thousands)	Payment Due by Period				
Contractual Obligations	**Total Amount**	**Less than 1 year**	**1 to 3 Years**	**3 to 5 Years**	**Over 5 Years**
Total time deposits	$ 191,580	$ 155,697	$ 34,142	$ 1,741	$ —
Short-term borrowings	35,843	35,843	—	—	—
Other borrowings	1,754	488	611	339	316
Operating leases	317	101	162	54	—
Total obligations	$ **229,494**	$ **192,129**	$ **34,915**	$ **2,134**	$ **316**

The other borrowings noted in the preceding table represent borrowings from the FHLB. The notes require payment of interest on a monthly basis with principal due in monthly installments. The obligations bear stated fixed interest rates and stipulate a prepayment penalty if the note's interest rate exceeds the current market rate for similar borrowings at the time of repayment. As the notes mature, the Company evaluates the liquidity and interest rate circumstances at that time to determine whether to pay off or renew the note. The evaluation process typically includes: the strength of current and projected customer loan demand, the Company's federal funds sold or purchased position, projected cash flows from maturing investment securities, the current and projected market interest rate environment, local and national economic conditions, and customer demand for the Company's deposit product offerings.

CRITICAL ACCOUNTING POLICIES

The Company's Consolidated Financial Statements are prepared in accordance with U.S. Generally Accepted Accounting Principles and follow general practices within the commercial banking industry. Application of these principles requires management to make estimates, assumptions, and judgments affecting the amounts reported in the financial statements. These estimates, assumptions, and judgments are based upon the information available as of the date of the financial statements.

The most significant accounting policies followed by the Company are presented in Note 1- Summary of Significant Accounting Policies. These policies, along with the other disclosures presented in the Notes to Consolidated Financial Statements and the 2023 Financial Review, provide information about how significant assets and liabilities are valued in the financial statements and how those values are determined. Management has identified the allowance for credit losses and goodwill as the accounting areas requiring the most subjective and complex estimates, assumptions, and judgments and, as such, could be the most subject to revision as new information becomes available.

As previously noted in the section entitled Allowance for Credit Losses, management performs an analysis to assess the adequacy of its allowance for credit losses. This analysis encompasses a variety of factors including: the potential loss exposure for individually reviewed loans, the historical loss experience, changes in delinquent and classified loans, any significant changes in lending or loan review staff, an evaluation of current and future economic conditions, any significant changes in the volume or mix of loans within each category, a review of the significant concentrations of credit, and any legal, competitive, or regulatory concerns. Potential future earnings volatility is driven by CECL's life of loan loss and economic forecasts of unemployment, recession and future loan loss within the portfolio. Under stress testing performed by the Bank in 2023, the unemployment forecast models as the largest driver of credit loss provision volatility. When sustained unemployment is significantly increased to 10% over a two-year period, an additional provision of approximately $1.1 million would be required under current model assumptions. While the weighted average life of the loan portfolio has extended to just under five years, at December 31, 2023, stressing the CRE and residential mortgage portfolio's weighted average lives by less than one year, resulted in a minimal increase of less than $100 thousand to the allowance for credit losses.

The Company accounts for business combinations using the acquisition method of accounting. Goodwill and intangible assets with indefinite useful lives are not amortized. Intangible assets with finite useful lives are amortized using accelerated methods over their estimated weighted-average useful lives, approximating ten years.

2023 FINANCIAL REVIEW

IMPACT OF INFLATION AND CHANGING PRICES

The Consolidated Financial Statements and related data presented herein have been prepared in accordance with U.S. Generally Accepted Accounting Principles, requiring measurement of financial position, and results of operations primarily in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Most assets and liabilities of the Company are monetary in nature. Therefore, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or magnitude as prices of goods and services. The liquidity, maturity structure, and quality of the Company's assets and liabilities are critical to maintenance of acceptable performance levels.

COMMON STOCK AND SHAREHOLDER INFORMATION

Common shares of the Company are not traded on an established market. Shares are traded on the OTC market through broker/ dealers under the symbol "CSBB" and through private transactions. The table below represents the range of high and low prices paid for transactions known to the Company. Management does not have knowledge of prices paid on all transactions. Because of the lack of an established market, these prices may not reflect the prices at which stock would trade in an active market. These quotations reflect interdealer prices, without mark-up, mark-down, or commission and may not represent actual transactions. The table specifies cash dividends declared by the Company to its shareholders during 2023 and 2022. No assurances can be given that future dividends will be declared, or if declared, what the amount of any such dividends will be. Additional information concerning restrictions over the payment of dividends is included in Note 12 of the Consolidated Financial Statements.

Quarterly Common Stock Price and Dividend Data

Quarter Ended	High		Low		Dividends Declared Per Share		Dividends Declared
March 31, 2023	$	42.80	$	36.00	$	0.36	$ 965,025
June 30, 2023		40.75		35.32		0.38	1,018,524
September 30, 2023		39.13		35.05		0.38	1,015,099
December 31, 2023		40.85		36.18		0.38	1,014,577
March 31, 2022	$	39.60	$	37.50	$	—	$ —
June 30, 2022		43.45		36.50		0.62	1,685,175
September 30, 2022		40.50		37.00		0.33	893,500
December 31, 2022		43.00		35.02		0.35	947,652

As of December 31, 2023, the Company had 1,055 shareholders of record and 2,669,938 outstanding shares of common stock.



REPORT ON MANAGEMENT'S ASSESSMENT OF

INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of CSB Bancorp, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is designed to provide reasonable assurance that our published financial statements are fairly presented, in all material respects, in conformity with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted the required assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. Management's assessment did not identify any material weaknesses in the Company's internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the 2013 Internal Control-Integrated Framework. Based upon this assessment, management believes that the Company's internal control over financial reporting is effective as of December 31, 2023.

Eddie L. Steiner
President,
Chief Executive Officer

Paula J. Meiler
Senior Vice President,
Chief Financial Officer



INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

To the Shareholders and the Board of Directors of CSB Bancorp, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CSB Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022; the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for the years then ended; and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for credit losses effective January 1, 2023, due to the adoption of Accounting Standards Codification (ASC) Topic 326, *Financial Instruments – Credit Losses.*

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent, with respect to the Company, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.





SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the financial statements; and (2) involve our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter, in any way, our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses (ACL) – Qualitative Adjustments

The Company's loan portfolio totaled $701 million as of December 31, 2023, and the associated ACL was $6.6 million. As discussed in Notes 1 and 3 to the consolidated financial statements, determining the amount of the ACL requires significant judgment about the expected future losses, which is based on a baseline lifetime loss rate, calculated using a weighted-average remaining maturities method, which is then adjusted for current qualitative conditions and reasonable and supportable forecasts. Management applies these qualitative adjustments to the baseline lifetime loss rate to reflect changes in the current and forecasted environment, both internal and external, that are different from the conditions that existed during the historical loss calculation period.

We identified these qualitative adjustments within the ACL as critical audit matters because they involve a high degree of subjectivity. While the determination of these qualitative adjustments includes analysis of observable data over the historical loss period, the judgments required to assess the directionality and magnitude of adjustments is highly subjective. Auditing these complex judgments and assumptions involved especially challenging auditor judgment due to the nature of audit evidence and the nature and extent of effort required to address these matters.

The primary procedures we performed to address this critical audit matter included:

- Testing the design, implementation, and operating effectiveness of internal controls over the calculation of the allowance for credit losses, including the qualitative factor adjustments.
- Testing the completeness and accuracy of the significant data points that management uses in their evaluation of the qualitative adjustments.
- Testing the anchoring calculation that management completes to properly align the magnitude of the adjustments with the Company's historical loss data.
- Evaluating the directional consistency and reasonableness of management's conclusions regarding basis points applied (whether positive or negative) based on the trends identified in the underlying data.
- Testing the mathematical accuracy of the application of the qualitative adjustments to the loan segments within the ACL calculation.

We have served as the Company's auditor since 2005.

S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania
March 15, 2024

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2023 AND 2022

(Dollars in thousands, except share data)	2023	2022
ASSETS		
Cash and cash equivalents		
Cash and due from banks	$ 24,463	$ 19,911
Interest-earning deposits in other banks	39,614	66,509
Total cash and cash equivalents	64,077	86,420
Securities		
Available-for-sale, at fair value	140,080	150,069
Held-to-maturity; fair value of $194,730 in 2023 and $211,954 in 2022 ($0 credit loss allowance)	226,279	247,401
Equity securities	259	244
Restricted stock, at cost	1,535	3,430
Total securities	368,153	401,144
Loans held for sale	–	52
Loans	701,404	627,171
Less allowance for credit losses	6,607	6,838
Net loans	694,797	620,333
Premises and equipment, net	13,002	13,414
Goodwill	4,728	4,728
Bank-owned life insurance	25,410	24,709
Accrued interest receivable and other assets	8,522	8,308
TOTAL ASSETS	**$ 1,178,689**	**$ 1,159,108**
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Deposits		
Noninterest-bearing	$ 301,697	$ 350,283
Interest-bearing	725,730	673,134
Total deposits	1,027,427	1,023,417
Short-term borrowings	35,843	32,550
Other borrowings	1,754	2,461
Allowance for credit losses on off-balance sheet commitments	736	–
Accrued interest payable and other liabilities	4,990	4,760
Total liabilities	1,070,750	1,063,188
SHAREHOLDERS' EQUITY		
Common stock, $6.25 par value. Authorized 9,000,000 shares; issued 2,980,602 shares; and outstanding 2,669,938 shares in 2023 and 2,707,576 in 2022	18,629	18,629
Additional paid-in capital	9,815	9,815
Retained earnings	97,297	86,502
Treasury stock at cost: 310,664 shares in 2023, 273,026 shares in 2022	(7,532)	(6,107)
Accumulated other comprehensive loss	(10,270)	(12,919)
Total shareholders' equity	107,939	95,920
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 1,178,689**	**$ 1,159,108**

These consolidated financial statements should be read in connection with the accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2023 AND 2022

(Dollars in thousands, except per share data)	2023	2022
INTEREST AND DIVIDEND INCOME		
Loans, including fees	$ 35,707	$ 26,015
Taxable securities	7,803	6,665
Nontaxable securities	399	436
Other	2,107	1,703
Total interest and dividend income	46,016	34,819
INTEREST EXPENSE		
Deposits	9,499	2,335
Short-term borrowings	336	106
Other borrowings	40	55
Total interest expense	9,875	2,496
NET INTEREST INCOME	36,141	32,323
CREDIT LOSS EXPENSE		
Provision (recovery) for credit loss expense - loans	198	(895)
Provision for credit loss expense - off-balance sheet commitments	244	–
Total provision (recovery) for credit loss expense	442	(895)
NET INTEREST INCOME AFTER CREDIT LOSS EXPENSE	35,699	33,218
NONINTEREST INCOME		
Service charges on deposit accounts	1,209	1,174
Trust services	1,013	954
Debit card interchange fees	2,107	2,105
Credit card fees	701	677
Gain on sale of loans, net	161	331
Earnings on bank owned life insurance	702	674
Unrealized gain (loss) on equity securities	15	(3)
Other income	836	799
Total noninterest income	6,744	6,711
NONINTEREST EXPENSES		
Salaries and employee benefits	13,673	13,446
Occupancy expense	1,138	1,085
Equipment expense	792	781
Professional and director fees	1,471	1,551
Financial institutions tax	767	779
Marketing and public relations	549	551
Software expense	1,651	1,429
Debit card expense	682	734
FDIC insurance expense	514	345
Other expenses	2,823	2,692
Total noninterest expenses	24,060	23,393
INCOME BEFORE INCOME TAXES	18,383	16,536
Federal income tax provision	3,627	3,223
NET INCOME	$ **14,756**	$ **13,313**
Weighted average shares outstanding - basic and diluted	2,679,902	2,714,045
Earnings per share - basic and diluted	$ 5.51	$ 4.91

These consolidated financial statements should be read in connection with the accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2023 AND 2022

(Dollars in thousands)	2023	2022
Net income	$ 14,756	$ 13,313
Other comprehensive income (loss)		
Unrealized gain (loss) on available-for-sale securities arising during the period	3,168	(13,952)
Amortization of held-to-maturity discount resulting from transfer	187	289
Income tax effect at 21%	(706)	2,869
Other comprehensive income (loss)	2,649	(10,794)
Total comprehensive income	$ 17,405	$ 2,519

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2023 AND 2022

(Dollars in thousands, except per share data)	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total
BALANCE AT DECEMBER 31, 2021	$ 18,629	$ 9,815	$ 76,715	$ (5,719)	$ (2,125)	$ 97,315
Net income	—	—	13,313	—	—	13,313
Other comprehensive loss	—	—	—	—	(10,794)	(10,794)
Purchase of 10,448 treasury shares	—	—	—	(388)	—	(388)
Cash dividends declared, $1.30 per share	—	—	(3,526)	—	—	(3,526)
BALANCE AT DECEMBER 31, 2022	$ 18,629	$ 9,815	$ 86,502	$ (6,107)	$ (12,919)	$ 95,920
Net income	—	—	14,756	—	—	14,756
Cumulative effect of adoption of ASU 2016-13	—	—	52	—	—	52
Other comprehensive income	—	—	—	—	2,649	2,649
Purchase of 37,638 treasury shares	—	—	—	(1,425)	—	(1,425)
Cash dividends declared, $1.50 per share	—	—	(4,013)	—	—	(4,013)
BALANCE AT DECEMBER 31, 2023	$ 18,629	$ 9,815	$ 97,297	$ (7,532)	$ (10,270)	$ 107,939

These consolidated financial statements should be read in connection with the accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2023 AND 2022

(Dollars in thousands)		2023		2022
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	14,756	$	13,313
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization of premises, equipment and software		921		960
Deferred income taxes		293		(135)
Provision for (recovery of) credit losses		198		(895)
Gain on sale of loans, net		(161)		(331)
Security amortization, net of accretion		828		1,066
Secondary market loan sale proceeds		4,891		10,100
Originations of secondary market loans held-for-sale		(4,725)		(9,034)
Earnings on bank-owned life insurance		(702)		(674)
Effects of changes in operating assets and liabilities:				
Net deferred loan fees (costs)		138		(106)
Accrued interest receivable		(350)		(874)
Accrued interest payable		253		61
Other assets and liabilities		(715)		940
Net cash provided by operating activities	$	15,625	$	14,391
CASH FLOWS FROM INVESTING ACTIVITIES				
Securities:				
Proceeds from repayments, available-for-sale	$	17,102	$	15,917
Proceeds from repayments, held-to-maturity		20,993		21,827
Purchases, available-for-sale		(4,457)		(48,885)
Purchases, held-to-maturity		—		(94,541)
Purchases, equity securities		—		(131)
Redemption of restricted stock		1,895		1,184
Loan (originations) and payments, net		(74,242)		(78,450)
Purchases of premises and equipment		(424)		(366)
Purchases of software		(2)		(13)
Sale of property		9		—
Net cash used in investing activities	$	(39,126)	$	(183,458)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net change in deposits	$	4,010	$	20,670
Net change in short-term borrowings		3,293		(3,980)
Repayment of other borrowings		(707)		(946
Cash dividends paid		(4,013)		(3,526)
Purchase of treasury stock		(1,425)		(388)
Net cash provided by financing activities	$	1,158	$	11,830
NET DECREASE IN CASH AND CASH EQUIVALENTS		(22,343)		(157,237)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		86,420		243,657
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	**64,077**	$	**86,420**
SUPPLEMENTAL DISCLOSURES				
Cash paid during the year for:				
Interest	$	9,622	$	2,435
Income taxes		4,165		2,710

These consolidated financial statements should be read in connection with the accompanying notes to the consolidated financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CSB Bancorp, Inc. (the "Company" or "CSB") was incorporated in 1991 in the State of Ohio, and is a registered bank holding company. The Company's wholly-owned subsidiaries are The Commercial and Savings Bank of Millersburg, Ohio (the "Bank") and CSB Investment Services, LLC. The Company, through its subsidiaries, operates in one industry segment, the commercial banking industry.

The Bank, an Ohio-chartered bank organized in 1879, provides financial services through its sixteen banking centers located in Holmes, Stark, Tuscarawas and Wayne counties. These communities are the source of a substantial majority of the Bank's deposit, loan, and trust activities. The majority of the Bank's income is derived from commercial and retail lending activities, and investments in securities. Its primary deposit products are checking, savings, and term certificate accounts. Its primary lending products are residential real estate, commercial real estate, commercial, and installment loans. Substantially, all loans are secured by specific items of collateral including business assets, consumer assets, and real estate. Commercial loans are expected to be repaid with cash flow from business operations. Real estate loans are secured by both residential and commercial real estate.

Significant accounting policies followed by the Company are presented below:

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

In preparing the Consolidated Financial Statements, in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions affecting the reported amounts of assets and liabilities as of the date of the Consolidated Balance Sheets and reported amounts of revenues and expenses during each reporting period. Actual results could differ from those estimates. The most significant estimates susceptible to change in the near term relate to management's determination of the allowance for credit losses and the fair value of financial instruments.

PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

The Bank has a trust department and the assets held by the Bank in fiduciary or agency capacities for its customers are not included in the Consolidated Balance Sheets as such items are not assets of the Bank.

CASH AND CASH EQUIVALENTS

For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand and amounts due from banks which mature overnight or within ninety days.

CASH RESERVE REQUIREMENTS

Effective, March 26, 2020, the Federal Reserve reduced reserve requirements to zero for all depository institutions. There were no required federal reserves included in "Cash and due from banks" at December 31, 2023 or December 31, 2022. When required, reserves are used to facilitate the implementation of monetary policy by the Federal Reserve System. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These are held in the form of vault cash and depository amounts held with the Federal Reserve Bank. Federal law prohibits the Company from borrowing from the Bank unless the loans are secured by specific collateral.

DEBT SECURITIES

At the time of purchase all debt securities are evaluated and designated as available-for-sale or held-to-maturity. Securities designated as available-for-sale are carried at fair value with unrealized gains and losses on such securities, net of applicable income taxes, recognized as other comprehensive income or loss. Held-to-maturity securities are recorded at amortized cost. Securities transferred from AFS to HTM are carried at their fair value on the date of transfer. On December 31, 2023, 61% of the total investment portfolio was classified as held-to-maturity. The amortized cost of debt securities is adjusted for the accretion of discounts to maturity and the amortization of premiums to the earlier of a bond's call date or maturity based on the interest method. Such amortization and accretion is included in interest and dividends on securities. Gains and losses on sales of securities are accounted for on a trade date basis, using the specific identification method, and are included in noninterest income.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EQUITY SECURITIES

Equity securities are held at fair value. Holding gains and losses are recorded in income. Dividends on equity securities are recognized as income when earned.

RESTRICTED STOCK

Investments in FHLB and Federal Reserve Bank stock are classified as restricted stock, carried at cost, and evaluated for impairment. The Bank is required to maintain an investment in common stock of the FHLB and Federal Reserve Bank because the Bank is a member of the FHLB and the Federal Reserve System.

LOANS

Loans that management has the intent and ability to hold for the foreseeable future, until maturity, or pay-off, generally are stated at their outstanding principal amount, adjusted for charge-offs, the allowance for credit losses, and any deferred loan fees or costs on originated loans. Interest is accrued based upon the daily outstanding principal balance. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield over the life of the related loan.

Interest income is not reported when full repayment is in doubt, typically when the loan is individually evaluated, or payments are past due over 90 days. All interest accrued, but not collected for loans placed on nonaccrual or charged-off is reversed and charged against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

At origination, a determination is made whether a loan will be held in the Bank's portfolio or is intended for sale in the secondary market. Mortgage loans held for sale are recorded at the lower of the aggregate cost or fair value. Generally, these loans are held for sale for less than three (3) days. The Bank recognizes gains and losses on sales of the loans held for sale when the sale is completed.

ALLOWANCE FOR CREDIT LOSSES

Loan and Leases Policy - In connection with our adoption of ASU 2016-13, we made changes to our loan portfolio segments to align with the methodology applied in determining the allowance under CECL. Refer to Note 3 Loans, for further discussion of these portfolio segments. In addition to our existing segments, our new segmentation breaks out commercial lessors of buildings, and consumer indirect loans as well as separating consumer mortgage loans from home equity line of credit loans.

The ACL is a valuation reserve established and maintained by charges against operating income and is deducted from the amortized cost basis of loans to present the net amount expected to be collected on the loans. Loans, or portions thereof, are charged off against the ACL when they are deemed uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. The ACL is an estimate of expected credit losses, measured over the contractual life of a loan (adjusted for expected prepayment), that considers our historical loss experience, current conditions and forecasts of future economic conditions. Determination of an appropriate ACL is inherently subjective and may have significant changes from period to period.

The methodology for determining the ACL has two main components: evaluation of expected credit losses for certain groups of homogeneous loans that share similar risk characteristics and evaluation of individual loans that do not share risk characteristics with other loans. The ACL for homogeneous loans is calculated using a life-time loss rate methodology with both a quantitative and a qualitative analysis that is applied on a quarterly basis. The ACL model is comprised of eight distinct portfolio segments: 1) Commercial and Industrial or C&I, 2) Commercial Real Estate, or CRE, 3) Commercial Lessors of Buildings, 4) Construction, 5) Consumer Mortgage, 6) Home Equity Line of Credit or HELOC, 7) Consumer Installment, and 8) Consumer Indirect loans. Each segment has a distinct set of risk characteristics monitored by management.

Historical credit loss experience is the basis for the estimation of expected credit losses. We apply historical loss rates to pools of loans with similar risk characteristics. After consideration of the historic loss calculation, management applies qualitative adjustments to reflect the current conditions and reasonable and supportable forecasts not already reflected in the historical loss information at the balance sheet date. Our reasonable and supportable forecast adjustment is based on the unemployment forecast and management judgment. For periods beyond our two-year reasonable and supportable forecast, we revert to the historical loss rate. The qualitative adjustments for current conditions are based upon changes in lending policies and practices, change in economic conditions, change in nature of the portfolio, experience and ability of lending staff, problem loan trends, quality of the bank's loan review system, value of underlying collateral for collateral dependent loans, the existence of and changes in concentrations, and other external factors. These modified historical loss rates are multiplied by the outstanding principal balance of each loan to calculate a required reserve. A similar process is employed to calculate a reserve assigned to the portion of off-balance sheet commitments that we expect to fund, specifically unfunded loan commitments, and any needed reserve is recorded in other liabilities.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The ACL for individual loans begins with the use of normal credit review procedures to identify whether a loan no longer shares similar risk characteristics with other pooled loans and therefore, should be individually assessed. We evaluate all commercial loans greater than $500 thousand that meet the following criteria: 1) when it is determined that foreclosure is probable, 2) substandard, doubtful and nonperforming loans when repayment is expected to be provided substantially through the operation or sale of the collateral, and 3) when it is determined by management that a loan does not share similar risk characteristics with other loans. Collateral values are discounted to consider disposal costs when appropriate. A specific reserve is established or a charge-off is taken if the fair value of the loan is less than the loan balance.

Although we believe our process for determining the ACL appropriately considers all the factors that would likely result in credit losses, the process includes subjective elements and may be susceptible to significant change. To the extent actual losses are higher than management estimates, additional provision for credit losses could be required and could adversely affect our earnings or financial position in future periods.

The ACL for off-balance sheet commitments is estimated on the likelihood and amount of funding under the same criteria used for loans under the ACL. The ACL for off-balance sheet commitments is recorded in other liabilities in the Consolidated Balance Sheets.

HTM Securities - The allowance for HTM debt securities is estimated using a CECL methodology. Any expected credit loss is recorded through the ACL on HTM securities and is deducted from the amortized cost basis on the balance sheet. The majority of HTM securities are issued by U.S. government entities and agencies. These securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major rating agencies, and have a long history of no credit losses. Therefore there is no credit loss expectation on these securities.

AFS Securities - The AFS securities portfolio is evaluated on a quarterly basis for indicators of impairment. Management reviews the amount of unrealized loss, the credit rating history, market trends of similar security classes, time remaining to maturity, and the source of principal and interest payments to identify securities which could potentially be impaired. For those securities that management intends to sell before the recovery of their amortized cost basis, the difference between fair value and amortized cost is considered to be impaired and is recognized in provision for credit loss expense. For those AFS securities that management does not intend to sell prior to expected recovery of the amortized cost basis, the credit portion of the impairment is recognized through the ACL on AFS securities, while the noncredit portion is recognized through the accumulated other comprehensive income or loss included in shareholders' equity. Non-credit related impairment is a result of other factors, including changes in interest rates.

ALLOWANCE FOR LOAN LOSSES

Under the incurred loss methodology in 2022 and prior years, the allowance for loan losses was established as losses were estimated to have occurred through a provision for loan losses charged to income. Loan losses were charged against the allowance when management believed the uncollectability of a loan balance was confirmed. Subsequent recoveries, if any, were credited to the allowance.

The allowance for loan losses was evaluated on a regular basis by management and was based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect borrowers' ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation was inherently subjective as it required estimates that were susceptible to significant revision as more information became available.

OTHER REAL ESTATE OWNED

Other real estate acquired through or in lieu of foreclosure is initially recorded at fair value, less estimated costs to sell, and any loan balance in excess of fair value is charged to the allowance for credit losses. Subsequent valuations are periodically performed and write-downs are included in noninterest expenses, as well as expenses related to maintenance of the properties. Gains or losses upon sale are recorded through noninterest income. There was no other real estate owned on December 31, 2023 or 2022.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Land is carried at cost. Depreciation and amortization are determined based on the estimated useful lives of the individual assets (typically 20 to 40 years for buildings and 3 to 10 years for equipment) and is computed using the straight-line method. Leasehold improvements are amortized over the useful life of the asset, or lease term, whichever is shorter. Expenses for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

GOODWILL

Goodwill is not amortized, but is tested for impairment at least annually in the fourth quarter or more frequently if indicators of impairment are present. The evaluation for impairment involves comparing the current fair value of the reporting unit to the carrying value, including goodwill. If the current fair value of a reporting unit exceeds the carrying value, no additional testing is required, and an impairment loss is not recorded. The Company uses market capitalization and multiples of tangible book value methods, based on observable bank acquisitions in the state of Ohio, to determine the estimated current fair value of its reporting unit. Based on this analysis no impairment was recorded in 2023 or 2022.

MORTGAGE SERVICING RIGHTS

Mortgage servicing rights ("MSRs") represent the right to service loans for third party investors. MSRs are recognized at fair value as a separate asset upon the sale of mortgage loans to a third-party investor with the servicing rights retained by the Company. Originated MSRs are recorded at allocated fair value at the time of the sale of the loans to the third-party investor. MSRs are amortized in proportion to and over the estimated period of net servicing income. MSRs are carried at amortized cost, less a valuation allowance for impairment, if any.

MSRs are evaluated on a discounted earnings basis to determine the present value of future earnings of the underlying serviced mortgages. All assumptions are reviewed annually, or more frequently if necessary, adjusted to reflect current, and anticipated market conditions.

BANK-OWNED LIFE INSURANCE

The cash surrender value of bank-owned life insurance policies is included as an asset on the Consolidated Balance Sheets and any increases in the cash surrender value are recorded as noninterest income on the Consolidated Statements of Income. In the event of the death of an individual insured under these policies, the Company would receive a death benefit, which would be recorded as noninterest income.

REPURCHASE AGREEMENTS

Substantially all securities sold under repurchase agreements represent amounts advanced by various customers. Securities owned by the Bank are pledged to secure those obligations. Repurchase agreements are not deposits and are not covered by federal deposit insurance.

ADVERTISING COSTS

All advertising costs are expensed as incurred. Advertising expenses amounted to $196 thousand, $178 thousand for the years ended 2023 and 2022, respectively.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FEDERAL INCOME TAXES

The Company and its subsidiaries file a consolidated tax return. Deferred income taxes are recorded on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their respective tax bases. Deferred tax assets are recognized for temporary differences deductible in future years' tax returns and for operating loss and tax credit carry forwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences taxable in future years' tax returns.

The Bank, domiciled in Ohio, is not currently subject to state and local income taxes.

COMPREHENSIVE INCOME

The Company includes recognized revenue, expenses, gains, and losses in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the Consolidated Balance Sheets, net of tax, these items along with net income are components of comprehensive income. The unrealized loss on securities transferred from AFS to HTM at the date of transfer, is amortized over the remaining life of the securities as part of comprehensive income.

TRANSFERS OF FINANCIAL ASSETS

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions constraining it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

PER SHARE DATA

Earnings per share is computed based on the weighted average number of shares of common stock outstanding during each year. The company currently maintains a simple capital structure, thus, there are no dilutive effects on earnings per share.

The weighted average number of common shares outstanding for earnings per share computations was as follows:

(Dollars in thousands, except per share data)	2023	2022
Weighted average common shares	2,980,602	2,980,602
Average treasury shares	(300,700)	(266,557)
Total weighted average common shares outstanding basic and diluted	2,679,902	2,714,045
Net income	$ 14,756	$ 13,313
Earnings per share, basic and diluted	5.51	4.91

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date these financial statements were issued.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2023, the FASB issued **ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosure***. This new guidance is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this Update address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This Update also includes certain other amendments to improve the effectiveness of income tax disclosures. It is effective for public business entities for annual periods beginning after December 15, 2024. This update is not expected to have a significant impact on the Company's financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2023

In June 2016, the FASB issued **ASU No. 2016-13, *"Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments"*** and subsequent related updates. This ASU replaces the incurred loss methodology for recognizing credit losses and requires businesses and other organizations to measure the current expected credit losses (CECL) on financial assets measured at amortized cost, including loans and held-to-maturity securities, net investments in leases, off-balance sheet credit exposures such as unfunded commitments, and other financial instruments. In addition, ASC 326 requires credit losses on available-for-sale debt securities to be presented as an allowance rather than as a write-down when management does not intend to sell or believes that it is not more likely than not they will be required to sell the debt securities. This guidance became effective on January 1, 2023 for the Bank. The results reported for periods beginning after January 1, 2023 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable accounting standards.

The Bank adopted this guidance, and subsequent related updates, using the modified retrospective approach for all financial assets measured at amortized cost, including loans and held-to-maturity debt securities, available-for-sale debt securities and unfunded commitments. On January 1, 2023, the Bank recorded a cumulative effect increase to retained earnings of $52 thousand, net of tax, of which $442 thousand related to loans, offset by $390 thousand related to unfunded commitments, net of tax. There was no allowance for credit losses recorded for either available-for-sale or held-to-maturity debt securities. See Note 3 for further discussion on the adoption of CECL.

The Bank adopted the provisions of ASC 326 related to presenting other-than-temporary impairment on available-for-sale debt securities on January 1, 2023 using the prospective transition approach, though no such charges had been recorded on the securities held by the Bank as of the date of adoption.

The Bank expanded the pooling utilized under the legacy incurred loss method to include additional segmentation based on risk. The impact of the change from the incurred loss model to the current expected credit loss model is detailed below:

(Dollars in thousands)	Pre-adoption		January 1, 2023 Adoption Impact		As Reported	
Assets:						
ACL on loans						
Commercial and industrial	$	1,110	$	658	$	1,768
Commercial real estate		2,760		(541)		2,219
Commercial lessors of buildings		–		974		974
Construction		803		(515)		288
Consumer mortgage		1,268		(580)		688
Home equity line of credit		–		201		201
Consumer installment		233		(183)		50
Consumer indirect		–		91		91
Unallocated		664		(664)		–
Total allowance for credit losses - loans		6,838		(559)		6,279
Liabilities:						
ACL for off-balance sheet commitments		–		493		493
Total allowance for credit losses	$	**6,838**	$	**(66)**	$	**6,772**

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following table presents the Bank's loan portfolio, prior to the adoption of ASC 326, by category of loans and the impact of the change from the adoption of the standard:

(Dollars in thousands)	December 31, 2022	Adoption Impact	Post Adoption January 1, 2023
Commercial and industrial	$ 129,343	$ (2,209)	$ 127,134
Commercial real estate	231,785	(70,625)	161,160
Commercial lessors of buildings	–	83,728	83,728
Construction	55,318	(10,452)	44,866
Consumer mortgage	194,125	(44,338)	149,787
Home equity line of credit	–	44,243	44,243
Consumer installment	16,387	(6,730)	9,657
Consumer indirect	–	6,383	6,383
	626,958	–	626,958
Gross loans prior to deferred fees			
Deferred loan costs, net	213	–	213
Allowance for credit losses	(6,838)	559	(6,279)
Total net loans	$ 620,333	$ 559	$ 620,892

In January 2020, the FASB issued **ASU 2020-04 - *Reference Rate Reform (Topic 848).*** This update provides temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from LIBOR and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate. Entities can elect not to apply certain modification accounting requirements to contracts affected by what the guidance calls "reference rate reform" if certain criteria are met. An entity that makes this election would not have to remeasure the contracts at the modification date or reassess a previous accounting determination. Also, entities can elect various optional expedients allowing them to continue applying hedge accounting for hedging relationships affected by reference rate reform, if certain criteria are met, and can make a one-time election to sell and/or reclassify held-to-maturity debt securities that reference an interest rate affected by reference rate reform. The amendments in this ASU are effective for all entities upon issuance through December 31, 2022. In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, which extends the sunset (or expiration) date of Accounting Standards Codification (ASC) Topic 848 to December 31, 2024. This gives reporting entities two additional years to apply the accounting relief provided under ASC Topic 848 for matters related to reference rate reform. ASU 2022-06 is effective for all reporting entities immediately upon issuance and must be applied on a prospective basis. This Update has been adopted and did not have a significant impact on the Company's financial statements.

In March 2022, the FASB issued **ASU 2022-02, *"Financial Instruments – Credit Losses (ASC 326): Troubled Debt Restructurings (TDRs) and Vintage Disclosures".*** The guidance amends ASC 326 to eliminate the accounting guidance for TDRs by creditors, while enhancing disclosure requirements for certain loan refinancing and restructuring activities by creditors when a borrower is experiencing financial difficulty. Specifically, rather than applying TDR recognition and measurement guidance, creditors will determine whether a modification results in a new loan or continuation of existing loan. The guidance also requires disclosures about the performance of modified loans to borrowers experiencing financial difficulty in the 12 months following the modification.

These amendments are intended to enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. Additionally, the amendments to ASC 326 require that an entity disclose current period gross write-offs by year of origination within the vintage disclosures, which requires that an entity disclose the amortized cost basis of financing receivables by credit quality indicator and class of financing receivable by year of origination. The guidance is only for entities that have adopted the amendments in Update 2016-13. This guidance has been adopted as of January 1, 2023, however, there have been no reportable loan modifications during the year ended December 31, 2023.

RECLASSIFICATION OF COMPARATIVE AMOUNTS

Certain comparative amounts from the prior years have been reclassified to conform to current year classifications. Such classifications had no effect on net income or shareholders' equity.

NOTE 2 – SECURITIES

Securities consisted of the following on December 31:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
2023					
Available-for-sale					
U.S. Treasury securities	$ 18,110	$ —	$ (421)	$ —	$ 17,689
U.S. Government agencies	14,000	—	(848)	—	13,152
Mortgage-backed securities of government agencies	72,279	98	(7,332)	—	65,045
Asset-backed securities of government agencies	548	—	(25)	—	523
State and political subdivisions	17,476	—	(890)	—	16,586
Corporate bonds	29,135	6	(2,056)	—	27,085
Total available-for-sale	151,548	104	(11,572)	—	140,080
Held-to-maturity					
U.S. Treasury securities	10,305	—	(798)	—	9,507
Mortgage-backed securities of government agencies	213,425	—	(30,534)	—	182,891
State and political subdivisions	2,549	2	(219)	—	2,332
Total held-to-maturity	226,279	2	(31,551)	—	194,730
Equity securities	185	74	—	—	259
Restricted stock	1,535	—	—	—	1,535
Total securities	**$ 379,547**	**$ 180**	**$ (43,123)**	**$ —**	**$ 336,604**
2022					
Available-for-sale					
U.S. Treasury securities	$ 23,194	$ —	$ (969)	N/A	$ 22,225
U.S. Government agencies	13,999	—	(1,369)	N/A	12,630
Mortgage-backed securities of government agencies	77,677	72	(8,859)	N/A	68,890
Asset-backed securities of government agencies	633	—	(15)	N/A	618
State and political subdivisions	20,462	—	(985)	N/A	19,477
Corporate bonds	28,740	—	(2,511)	N/A	26,229
Total available-for-sale	164,705	72	(14,708)	N/A	150,069
Held-to-maturity					
U.S. Treasury securities	12,753	—	(1,136)	N/A	11,617
Mortgage-backed securities of government agencies	232,068	—	(34,051)	N/A	198,017
State and political subdivisions	2,580	1	(261)	N/A	2,320
Total held-to-maturity	247,401	1	(35,448)	N/A	211,954
Equity securities	185	59	—	N/A	244
Restricted stock	3,430	—	—	N/A	3,430
Total securities	**$ 415,721**	**$ 132**	**$ (50,156)**	**N/A**	**$ 365,697**

NOTE 2 – SECURITIES (CONTINUED)

The amortized cost and fair value of debt securities on December 31, 2023, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Dollars in thousands)	Amortized Cost	Fair Value
Available-for-sale		
Due in one year or less	$ 18,297	$ 17,833
Due after one through five years	46,446	44,138
Due after five through ten years	18,931	17,157
Due after ten years	67,874	60,952
Total debt securities available-for-sale	$ 151,548	$ 140,080
Held-to-maturity		
Due in one year or less	$ 2,497	$ 2,418
Due after one through five years	5,164	4,814
Due after five through ten years	4,905	4,359
Due after ten years	213,713	183,139
Total debt securities held-to-maturity	$ 226,279	$ 194,730

Securities with a carrying value of approximately $126 million and $110 million were pledged on December 31, 2023, and 2022 respectively, to secure public deposits, as well as other deposits and borrowings as required or permitted by law.

Restricted stock primarily consists of investments in FHLB and Federal Reserve Bank stock. The Bank's investment in FHLB stock amounted to $1.0 million and $2.9 million on December 31, 2023, and 2022, respectively. Federal Reserve Bank stock was $471 thousand on December 31, 2023, and 2022.

There were no proceeds from sales of debt securities for the years ended December 31, 2023 and 2022. Unrealized gains and (losses) recognized on equity securities on the consolidated statements of income were $15 thousand and $(3) thousand, respectively for the years ended December 31, 2023 and 2022.

The Bank monitors the credit quality of held-to-maturity debt securities primarily through utilizing their credit rating. The Bank monitors the credit rating on a quarterly basis. There are no nonperforming held-to-maturity securities. As of December 31, 2023, no ACL was required for any held-to-maturity security. The majority of the securities are explicitly or implicitly guaranteed by the United States government, and any estimate of expected credit losses would be insignificant to the Bank. The following table summarizes the amortized cost of held-to-maturity debt securities at December 31, 2023, aggregated by credit quality indicator:

(Dollars in thousands)	U.S. Treasury securities	Mortgage-backed securities of government agencies	State and political subdivisions
December 31, 2023			
Credit rating:			
AAA / AA / A	$ 10,305	$ 213,425	$ 2,549
BBB / BB / B	–	–	–
Lower than B	–	–	–
Non-rated	–	–	–
Total	$ 10,305	$ 213,425	$ 2,549

NOTE 2 – SECURITIES (CONTINUED)

The following table presents gross unrealized losses, fair value of securities, aggregated by investment category, and length of time individual available-for-sale securities have been in a continuous unrealized loss position, on December 31, 2023:

(Dollars in thousands)	Less Than 12 Months		12 Months Or More		Total	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
2023						
Available-for-sale						
U.S. Treasury securities	$ –	$ –	$ (421)	$ 17,689	$ (421)	$ 17,689
U.S. Government agencies	–	–	(848)	13,152	(848)	13,152
Mortgage-backed securities of government agencies	(3)	1,909	(7,329)	52,144	(7,332)	54,053
Asset-backed securities of government agencies	–	–	(25)	523	(25)	523
State and political subdivisions	(28)	1,783	(862)	14,263	(890)	16,046
Corporate bonds	–	–	(2,056)	26,586	(2,056)	26,586
Total temporarily impaired securities	$ (31)	$ 3,692	$ (11,541)	$ 124,357	$ (11,572)	$ 128,049
2022						
Available-for-sale						
U.S. Treasury securities	$ (798)	$ 17,405	$ (171)	$ 4,820	$ (969)	$ 22,225
U.S. Government agencies	–	–	(1,369)	12,630	(1,369)	12,630
Mortgage-backed securities of government agencies	(1,046)	16,188	(7,813)	44,519	(8,859)	60,707
Asset-backed securities of government agencies	–	–	(15)	618	(15)	618
State and political subdivisions	(189)	9,079	(796)	9,848	(985)	18,927
Corporate bonds	(1,165)	13,502	(1,346)	12,727	(2,511)	26,229
Held-to-maturity						
U.S. Treasury securities	–	–	(1,136)	11,617	(1,136)	11,617
Mortgage-backed securities of government agencies	(9,733)	79,325	(24,318)	118,692	(34,051)	198,017
State and political subdivisions	–	–	(261)	1,903	(261)	1,903
Total temporarily impaired securities	$ (12,931)	$ 135,499	$ (37,225)	$ 217,374	$ (50,156)	$ 352,873

There were 126 available-for-sale securities in an unrealized loss position on December 31, 2023, 114 of which were in a continuous loss position for twelve (12) months or more. Each quarter the Company conducts a comprehensive security-level impairment assessment on the securities portfolio. Management believes the Company will fully recover the cost of these securities. Unrealized losses on the Company's fixed-rate debt securities are a result of interest rate increases. U.S. Treasury securities and investments in securities of U.S. government sponsored agency bonds comprise $96 million of total AFS securities. The remaining $44 million of non-agency debt securities is made up of Corporate Bonds and debt securities of State and Political Subdivisions. For non-agency debt securities, the Company verified the current credit ratings remain above investment grade. Non-rated debt securities total $10 million. Annually, management reviews the credit profile of each non-rated issue and assesses whether any impairment to the contractually obligated cash flow is likely to occur. Based on these reviews, management has concluded the underlying creditworthiness for each security remains sufficient to maintain required payment obligations and, therefore, no allowance for credit losses has been recorded. Management believes the value will recover as the securities approach maturity or market interest rates decline.

NOTE 3 – LOANS

Loans consisted of the following on December 31:

(Dollars in thousands)	2023
Commercial and industrial	$ 152,125
Commercial real estate	190,702
Commercial lessors of buildings	82,687
Construction	49,214
Consumer mortgage	166,891
Home equity line of credit	43,269
Consumer installment	10,636
Consumer indirect	5,957
Total loans	701,481
Allowance for credit losses	(6,607)
Deferred loan fees, net	(77)
Net Loans	**$ 694,797**

(Dollars in thousands)	2022
Commercial	$ 129,343
Commercial real estate	231,785
Residential real estate	194,125
Construction & land development	55,318
Consumer	16,387
Total loans	626,958
Allowance for loan losses	(6,838)
Deferred loan costs, net	213
Net loans *	**$ 620,333**

*See Note 1 for reclassification of balances due to the adoption of ASC 326.

NOTE 3 – LOANS (CONTINUED)

Loan Origination/Risk Management

The Company has certain lending policies and procedures in place designed to maximize loan income within an acceptable level of risk. Management reviews and the Board of Directors approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies, and non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions.

Commercial and industrial loans are underwritten after evaluating and understanding the borrower's ability to operate profitably and prudently expand their business. Underwriting standards are designed to promote relationship banking rather than transactional banking. The Company's management examines current and occasionally projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. However, the cash flows of borrowers may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and generally incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans, in addition to those of real estate loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company's commercial real estate portfolio are diverse in terms of type. This diversity helps reduce the Company's exposure to adverse economic events that affect any single industry. Management monitors and evaluates commercial real estate loans based on collateral, geography, and risk grade criteria.

With respect to loans to developers and builders secured by non-owner occupied properties, the Company generally requires the borrower to have had an existing relationship with the Company and have a proven record of success. Construction and land development loans are underwritten utilizing independent appraisal reviews, lease rates, and financial analysis of developers and property owners. Construction and land development loans are generally based upon estimates of costs and value associated with the completed project. These estimates may be inaccurate. Construction and land development loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property, or permanent financing from the Company. These loans are closely monitored by on-site inspections and are considered to have higher risk than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions, and the availability of long-term financing.

The Company originates consumer loans utilizing a judgmental underwriting process. Policies and procedures are developed and modified, as needed, by management to monitor and manage consumer loan risk. This activity, coupled with relatively small loan amounts spread across many individual borrowers, minimizes risk.

The Company engages an independent loan review vendor that reviews and validates the credit risk program on a periodic basis. Results of these reviews are presented to management and the Audit Committee. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as the Company's policies and procedures.

Concentrations of Credit

Nearly all the Company's lending activity occurs within the State of Ohio, including the four counties of Holmes, Stark, Tuscarawas, and Wayne, as well as other markets. The majority of the Company's loan portfolio consists of commercial and industrial and commercial real estate loans. Credit concentrations, including commitments, as determined using North American Industry Classification Codes (NAICS), to the three largest industries compared to total loans at December 31, 2023, included $68 million, or 10% of total loans to lessors of non-residential buildings; $40 million, or 6%, of total loans to animal food producers; and $22 million, or 3% of total loans to lessors of residential buildings. The Company has less than 1% of total loans outstanding to loans secured by commercial office space. These loans are generally secured by real property and equipment, with repayment expected from operational cash flow. Credit evaluation is based on a review of cash flow coverage of principal and interest payments, and the adequacy of the collateral received.

NOTE 3 – LOANS (CONTINUED)

Allowance for Credit Losses

The following table details activity in the allowance for credit losses ("ACL") by portfolio segment for the years ended December 31, 2023, and 2022. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

During 2023, ACL balances were affected by the adoption of ASC 326 which changed the methodology for calculating the allowance for credit losses. These changes resulted in the addition of three new loan categories. In addition to the new methodology changes, the decrease in the commercial real estate provision was primarily related to the payoff of one large loan relationship with a specific allocation and the improvement of other specifically evaluated loans. The decrease in the provision for commercial and industrial loans was primarily due to the recovery of a prior loan charge off. The increase in the provision for commercial lessors of buildings relates to the increase in loans graded special mention. The increase in provision for consumer mortgages primarily relates to increased loan volume. The increase in the consumer indirect category is due to the increase in charge-offs in this portfolio.

During 2022, the decrease in the provision (recovery) for loan losses for construction and land development and commercial real estate loans was primarily related to the improvement in loans to businesses that were negatively impacted by the COVID-19 pandemic, the reduction of impaired and adversely classified loans, as well as a large recovery received on a previously charged-off loan. The decrease in the provision for consumer loans was primarily related to the tightening of underwriting guidelines pertaining to the RV portfolio along with a decline in RV loan balances and fewer consumer loan charge-offs in 2022. The provision related to residential real estate loans increased as a result of the growth in loan balances along with an increase in the general loss ratios due to elevated levels of economic uncertainty associated with increased inflation and higher interest rates.

Summary of Allowance for Credit Losses on Loans

The following table details activity in the allowance for credit losses on loans during the year ended December 31 2023:

(Dollars in thousands)	Beginning ALL Balance	Impact of Adopting ASC 326	Charge-offs	Recoveries	Provisions (Recovery)	Ending ACL Balance
December 31, 2023						
Commercial and industrial	$ 1,110	$ 658	$ —	$ 181	$ (212)	$ 1,737
Commercial real estate	2,760	(541)	—	9	(591)	1,637
Commercial lessors of buildings	—	974	—	—	226	1,200
Construction	803	(515)	—	—	45	333
Consumer mortgage	1,268	(580)	—	1	418	1,107
Home equity line of credit	—	201	—	—	87	288
Consumer installment	233	(183)	(46)	20	52	76
Consumer indirect	—	91	(66)	31	173	229
Unallocated	664	(664)	—	—	—	—
Total	$ 6,838	$ (559)	$ (112)	$ 242	$ 198	$ 6,607

Summary of Allowance for Loan Losses

The following table details activity in the allowance for loan losses by portfolio segment for the year ended December 31, 2022:

(Dollars in thousands)	Beginning ALL Balance	(Recovery) Provision for Loan Losses	Charge-offs	Recoveries	Net (Charge-offs) Recoveries	Ending ALL Balance
December 31, 2022						
Commercial	$ 1,240	$ 47	$ (227)	$ 50	$ (177)	$ 1,110
Commercial real estate	2,838	(68)	(13)	3	(10)	2,760
Residential real estate	992	273	—	3	3	1,268
Construction & land development	1,380	(889)	—	312	312	803
Consumer	421	(175)	(48)	35	(13)	233
Unallocated	747	(83)				664
Total	$ 7,618	$ (895)	$ (288)	$ 403	$ 115	$ 6,838

NOTE 3 – LOANS (CONTINUED)

Age Analysis of Past-Due Loans Receivable and Nonperforming Loans

The performance and credit quality of the loan portfolio is also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by the past-due status.

(Dollars in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days + Past Due	Total Past Due	Total Loans
December 31, 2023						
Commercial and industrial	$ 151,964	$ 111	$ 50	$ —	$ 161	$ 152,125
Commercial real estate	190,702	—	—	—	—	190,702
Commercial lessors of buildings	82,687	—	—	—	—	82,687
Construction	49,214	—	—	—	—	49,214
Consumer mortgage	166,411	307	173	—	480	166,891
Home equity line of credit	42,955	33	281	—	314	43,269
Consumer installment	10,602	25	9	—	34	10,636
Consumer indirect	5,821	52	84	—	136	5,957
Total Loans	$ 700,356	$ 528	$ 597	$ —	$ 1,125	$ 701,481

The following table presents the amortized cost basis of loans on nonaccrual status and loans past due over 90 days still accruing interest as of December 31, 2023:

(Dollars in thousands)	Nonaccrual with no ACL	Nonaccrual with ACL	Total Nonaccrual	Loans Past Due Over 90 Days Still Accruing	Total Nonperforming
December 31, 2023					
Commercial and industrial	$ 59	$ —	$ 59	$ —	$ 59
Commercial real estate	62	—	62	—	62
Commercial lessors of buildings	15	—	15	—	15
Construction	—	—	—	—	—
Consumer mortgage	172	—	172	—	172
Home equity line of credit	—	—	—	—	—
Consumer installment	49	—	49	—	49
Consumer indirect	39	—	39	—	39
Total Loans	$ 396	$ —	$ 396	$ —	$ 396

Interest income recognized on nonaccrual loans as of December 31, 2023 was $2 thousand on commercial real estate loans and $33 thousand on consumer mortgage loans. Several consumer mortgage loans on nonaccrual are at an amortized cost basis of $0 and all payments are being recognized as interest income when received.

NOTE 3 – LOANS (CONTINUED)

The following table presents the aging of accruing past due and nonaccrual loans by class of loans as of December 31, 2022:

| | | Accruing Loans | | | | | |
(Dollars in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days + Past Due	Nonaccrual	Total Past Due and Nonaccrual	Total Loans
December 31, 2022							
Commercial	$ 129,270	$ 70	$ 3	$ —	$ —	$ 73	$ 129,343
Commercial real estate	231,693	—	—	—	92	92	231,785
Residential real estate	193,794	95	137	—	99	331	194,125
Construction & land development	55,286	32	—	—	—	32	55,318
Consumer	16,091	103	128	—	65	296	16,387
Total loans	$ 626,134	$ 300	$ 268	$ —	$ 256	$ 824	$ 626,958

Credit Quality Indicators

The Company categorizes commercial and commercial real estate loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes commercial and commercial real estate loans individually by classifying the loans as to credit risk. This analysis includes commercial loans with an outstanding exposure balance greater than $500 thousand. This analysis is performed on an annual basis.

The Company uses the following definitions for risk ratings:

Pass. Loans classified as pass (Cash Secured, Exceptional, Acceptable, Monitor or Pass Watch) may exhibit a wide array of characteristics but at a minimum represent an acceptable risk to the Bank. Borrowers in this rating may have leveraged but acceptable balance sheet positions, satisfactory asset quality, stable to favorable sales and earnings trends, acceptable liquidity, and adequate cash flow. Loans are considered fully collectable and require an average amount of administration. While generally adhering to credit policy, these loans may exhibit occasional exceptions that do not result in undue risk to the Bank. Borrowers are generally capable of absorbing setbacks, financial and otherwise, without the threat of failure.

Special Mention. Loans classified as special mention have a material weakness deserving of management's close attention. If left uncorrected, these weaknesses may result in deterioration of the repayment prospects for the loan or of the Bank's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses jeopardizing the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, values, highly questionable, and improbable.

NOTE 3 – LOANS (CONTINUED)

Loans not meeting the criteria above that are analyzed individually as part of the above-described process are considered to be pass rated loans. Based on the most recent analysis performed, the following tables present the recorded investment in non-homogeneous loans by internal risk rating system:

(Dollars in thousands)	Term Loans Amortized Costs Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
	2023	2022	2021	2020	2019	Prior			
December 31, 2023									
Commercial and industrial:									
Pass	$ 32,037	$ 25,996	$ 12,196	$ 5,207	$ 3,388	$ 7,112	$ 45,423	$ —	$ 131,359
Special mention	76	225	522	33	33	65	3,872	—	4,826
Substandard	782	2,968	1,021	1,017	106	1,416	8,630	—	15,940
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 32,895	$ 29,189	$ 13,739	$ 6,257	$ 3,527	$ 8,593	$ 57,925	$ —	$ 152,125
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial real estate:									
Pass	$ 22,206	$ 38,696	$ 54,830	$ 12,233	$ 19,543	$ 21,938	$ 647	$ —	$ 170,093
Special Mention	241	1,380	2,292	2,496	—	322	—	—	6,731
Substandard	1,150	—	888	—	466	11,374	—	—	13,878
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 23,597	$ 40,076	$ 58,010	$ 14,729	$ 20,009	$ 33,634	$ 647	$ —	$ 190,702
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial lessors of buildings:									
Pass	$ 18,353	$ 22,762	$ 15,455	$ 6,429	$ 3,543	$ 8,934	$ 360	$ —	$ 75,836
Special Mention	—	436	1,687	—	3,578	—	—	—	5,701
Substandard	—	—	—	989	—	161	—	—	1,150
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 18,353	$ 23,198	$ 17,142	$ 7,418	$ 7,121	$ 9,095	$ 360	$ —	$ 82,687
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial Construction:									
Pass	$ 24,119	$ 14,855	$ 576	$ 272	$ 281	$ 256	$ —	$ —	$ 40,359
Special Mention	—	258	43	635	—	—	—	—	936
Substandard	—	—	—	30	80	—	—	—	110
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 24,119	$ 15,113	$ 619	$ 937	$ 361	$ 256	$ —	$ —	$ 41,405
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total									
Pass	$ 96,715	$ 102,309	$ 83,057	$ 24,141	$ 26,755	$ 38,240	$ 46,430	$ —	$ 417,647
Special Mention	317	2,299	4,544	3,164	3,611	387	3,872	—	18,194
Substandard	1,932	2,968	1,909	2,036	652	12,951	8,630	—	31,078
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 98,964	$ 107,576	$ 89,510	$ 29,341	$ 31,018	$ 51,578	$ 58,932	$ —	$ 466,919
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

NOTE 3 – LOANS (CONTINUED)

(Dollars in thousands)	Pass	Special Mention	Substandard	Doubtful	Not Rated	Total
December 31, 2022						
Commercial	$ 119,353	$ 282	$ 7,927	$ —	$ 1,781	$ 129,343
Commercial real estate	220,414	485	8,352	—	2,534	231,785
Construction & land development	40,640	6,655	—	—	8,023	55,318
Total	$ 380,407	$ 7,422	$ 16,279	$ —	$ 12,338	$ 416,446

The Company monitors the credit risk profile by payment activity for the loan classes listed below. Loans past due 90 days or more and loans on nonaccrual status are considered nonperforming. The following table presents the amortized cost in residential consumer loans based on payment activity:

(Dollars in thousands)	Term Loans Amortized Costs Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
	2023	2022	2021	2020	2019	Prior			
December 31, 2023									
Consumer mortgage:									
Performing	$ 24,521	$ 34,798	$ 35,802	$ 32,259	$ 8,931	$ 30,408	$ —	$ —	$ 166,719
Nonperforming	—	—	—	—	—	172	—	—	172
Total	$ 24,521	$ 34,798	$ 35,802	$ 32,259	$ 8,931	$ 30,580	$ —	$ —	$ 166,891
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer Construction:									
Performing	$ 5,463	$ 1,477	$ 264	$ 483	$ 81	$ 41	$ —	$ —	$ 7,809
Nonperforming	—	—	—	—	—	—	—	—	—
Total	$ 5,463	$ 1,477	$ 264	$ 483	$ 81	$ 41	$ —	$ —	$ 7,809
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Home equity line of credit:									
Performing	$ —	$ —	$ —	$ —	$ —	$ —	$ 43,223	$ 46	$ 43,269
Nonperforming	—	—	—	—	—	—	—	—	—
Total	$ —	$ —	$ —	$ —	$ —	$ —	$ 43,223	$ 46	$ 43,269
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer installment:									
Performing	$ 5,705	$ 3,067	$ 981	$ 513	$ 118	$ 184	$ 68	$ —	$ 10,636
Nonperforming	—	—	—	—	—	—	—	—	—
Total	$ 5,705	$ 3,067	$ 981	$ 513	$ 118	$ 184	$ 68	$ —	$ 10,636
YTD gross charge-offs	$ 2	$ 12	$ 19	$ 5	$ 2	$ 6	$ —	$ —	$ 46
Consumer indirect:									
Performing	$ 858	$ 1,086	$ 622	$ 568	$ 607	$ 2,128	$ —	$ —	$ 5,869
Nonperforming	—	3	—	—	81	4	—	—	88
Total	$ 858	$ 1,089	$ 622	$ 568	$ 688	$ 2,132	$ —	$ —	$ 5,957
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 66	$ —	$ —	$ 66
Total									
Performing	$ 36,547	$ 40,428	$ 37,669	$ 33,823	$ 9,737	$ 32,761	$ 43,291	$ 46	$ 234,302
Nonperforming	—	3	—	—	81	176	—	—	260
Total	$ 36,547	$ 40,431	$ 37,669	$ 33,823	$ 9,818	$ 32,937	$ 43,291	$ 46	$ 234,562
Total YTD gross charge-offs	$ 2	$ 12	$ 19	$ 5	$ 2	$ 72	$ —	$ —	$ 112

NOTE 3 – LOANS (CONTINUED)

Consumer mortgages are substantially secured by one to four family owner occupied properties and consumer indirect loans are substantially secured by recreational vehicles. All nonperforming consumer loans are evaluated when placed on nonaccrual status and may be charged down based on the fair value of the collateral less cost to sell, if that value is lower than the outstanding balance.

Modifications to Borrowers Experiencing Financial Difficulty

Occasionally, the Bank modifies loans to borrowers in financial distress by providing principal forgiveness, term extension, and other-than-insignificant payment delay or interest rate reduction. When principal forgiveness is provided, the amount of forgiveness is charged-off against the allowance for credit losses.

In some cases, the Bank may provide multiple types of concessions on one loan. Typically, one type of concession, such as a term extension, is granted initially. If the borrower continues to experience financial difficulty, another concession, such as principal forgiveness, may be granted.

There were no modifications of loans to borrowers in financial distress completed during the year ended December 31, 2023.

Impaired Loans

The following impaired loan information relates to required disclosures under the previous incurred loan loss methodology and are only presented with prior period information. The following table presents the balance in the allowance for loan losses and the ending loan balances by portfolio segment and impairment method at December 31, 2022:

(Dollars in thousands)	Commercial	Commercial Real Estate	Residential Real Estate	Construction & Land Development	Consumer	Unallocated	Total
December 31, 2022							
Allowance for loan losses:							
Ending allowance balances attributable to loans:							
Individually evaluated for impairment	$ —	$ —	$ —	$ —	$ 4	$ —	$ 4
Collectively evaluated for impairment	1,110	2,760	1,268	803	229	664	6,834
Total ending allowance balance	$ —	$ —	$ —	$ —	$ —	$ 664	$ 6,838
Loans:							
Loans individually evaluated for impairment	$ 123	$ 113	$ 677	$ —	$ 123		$ 1,036
Loans collectively evaluated for impairment	129,220	231,672	193,448	55,318	16,264		625,922
Total ending loans balance	$ 129,343	$ 231,785	$ 194,125	$ 55,318	$ 16,387		$ 626,958

The following table presents loans individually evaluated for impairment by class of loans at December 31, 2022:

(Dollars in thousands)	Unpaid Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment[1]	Related Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2022							
Commercial	$ 123	$ 124	$ —	$ 124	$ —	$ 327	$ 7
Commercial real estate	117	92	20	112	—	118	4
Residential real estate	733	166	518	683	—	758	31
Construction & land development	—	—	—	—	—	123	—
Consumer	127	6	121	127	4	130	8
Total impaired loans	$ 1,101	$ 387	$ 659	$ 1,046	$ 4	$ 1,456	$ 50

[1]Includes principal, accrued interest, unearned fees, and origination costs.

NOTE 3 – LOANS (CONTINUED)

Real Estate Loans in Foreclosure

There was no other real estate owned on December 31, 2023, or 2022, respectively. Mortgage loans in the process of foreclosure were $8 thousand on December 31, 2023 and $17 thousand on December 31, 2022.

Mortgage Servicing Rights

For the years ended December 31, 2023 and 2022, the Company had outstanding MSRs of $600 thousand and $621 thousand, respectively. The capitalized additions of servicing rights are included in net gain on sale of loans on the Consolidated Statements of Income. No valuation allowance was recorded on December 31, 2023 or 2022, as the fair value of the MSRs approximates their carrying value. On December 31, 2023, the Company had $124 million residential mortgage loans sold with servicing retained as compared to $130 million sold with servicing retained on December 31, 2022.

Total loans serviced for others including commercial loans, approximated $132 million and $138 million on December 31, 2023, and 2022, respectively.

The following summarizes mortgage servicing rights capitalized and amortized during each year:

(Dollars in thousands)	2023	2022
Beginning of year	$ 621	$ 604
Capitalized additions	47	97
Amortization	(68)	(80)
Valuation allowance	–	–
End of year	**$ 600**	**$ 621**

NOTE 4 – PREMISES AND EQUIPMENT

Premises and equipment consisted of the following on December 31:

(Dollars in thousands)	2023	2022
Land and improvements	$ 2,540	$ 2,550
Buildings and improvements	14,698	14,459
Furniture and equipment	6,642	6,922
Leasehold improvements	329	329
Premises and equipment, cost	24,209	24,260
Accumulated depreciation	11,207	10,846
Premises and equipment, net	**$ 13,002**	**$ 13,414**

Depreciation expense amounted to $826 thousand, and $818 thousand for the years ended December 31, 2023, and 2022, respectively.

NOTE 5 – LEASES

Operating leases in which the Company is the lessee are recorded as operating lease Right of Use ("ROU") assets and operating lease liabilities, included in other assets and other liabilities, respectively, on the consolidated balance sheets. The Company does not currently have any finance leases. Operating lease ROU assets represent the right to use an underlying asset during the lease term and operating lease liabilities represent the obligation to make lease payments arising from the lease.

Operating lease expense, which is comprised of amortization of the ROU asset and the implicit interest accreted on the operating lease liability, is recognized on a straight-line basis over the lease term and is recorded in occupancy and equipment expense in the Consolidated Statements of Income. The leases relate to bank branches with remaining lease terms of generally 2 to 5 years. Certain lease arrangements contain extension options which are typically 2 to 5 years at the then fair market rental rates. If these extension options are considered reasonably certain of exercise, they are included in the lease term.

NOTE 5 – LEASES (CONTINUED)

As of December 31, 2023, operating lease ROU assets were $306 thousand, and lease liabilities were $299 thousand. These amounts are included in other assets and other liabilities on the Consolidated Balance Sheets. For the years ended December 31, 2023, and 2022, CSB recognized $112 thousand, and $107 thousand in operating lease cost respectively, which are included in occupancy expense on the Consolidated Statements of Income.

The following table summarizes other information related to our operating leases:

December 31, 2023	
Weighted-average remaining lease term – operating leases in years	2.80
Weighted-average discount rate – operating leases	2.69%

The following table presents aggregate lease maturities and obligations as of December 31, 2023:

(Dollars in thousands) December 31, 2023		
2024	$	101
2025		82
2026		79
2027		45
2028		10
2029 and thereafter		—
Total lease payments		317
Less: interest		18
Present value of lease liabilities	$	299

NOTE 6 – INTEREST-BEARING DEPOSITS

Interest-bearing deposits on December 31 were as follows:

(Dollars in thousands)		2023		2022
Demand	$	256,621	$	241,227
Savings		277,529		313,826
Time deposits:				
$250,000 and greater		59,347		28,839
Other		132,233		89,242
Total interest-bearing deposits	$	725,730	$	673,134

On December 31, 2023, stated maturities of time deposits were as follows:

(Dollars in thousands)		
2024	$	155,697
2025		30,442
2026		3,700
2027		1,282
2028		459
Total	$	191,580

NOTE 7 – BORROWINGS

Short-term borrowings

Short-term borrowings include overnight repurchase agreements, federal funds purchased, and short-term advances through the FHLB. The outstanding balances and related information for short-term borrowings are summarized as follows:

(Dollars in thousands)	2023	2022
Balance at year-end	$ 35,843	$ 32,550
Average balance outstanding	32,478	37,367
Maximum month-end balance	37,479	39,073
Weighted-average rate at year-end	1.18%	0.80%
Weighted-average rate during the year	1.03	0.28

Average balances outstanding during the year represent daily average balances; average interest rates represent interest expenses divided by the related average balances.

The following table provides additional detail regarding the collateral pledged to secure repurchase agreements accounted for as secured borrowings:

	Remaining Contractual Maturity Overnight and Continuous	
(Dollars in thousands)	December 31, 2023	December 31, 2022
Securities of U.S. Government agencies and mortgage-backed securities of government agencies pledged, fair value	$ 36,002	$ 32,775
Repurchase agreements	35,843	32,550

Other borrowings

The following table sets forth information concerning other borrowings:

	Maturity Range		Weighted Average Interest	Stated Interest Rate Range		At December 31,	
(Dollars in thousands)	From	To	Rate	From	To	2023	2022
Fixed-rate amortizing	4/1/24	6/1/37	1.97%	1.16%	2.01%	$ 1,754	$ 2,461

Maturities of other borrowings on December 31, 2023, are summarized as follows for the years ended December 31:

(Dollars in thousands)	Amount	Weighted Average Rate
2024	$ 488	1.94%
2025	349	1.98
2026	262	1.98
2027	195	1.99
2028	144	1.99
2029 and beyond	316	1.99
Total other borrowings	**$ 1,754**	**1.97%**

Monthly principal and interest payments, as well as 10% – 20% principal curtailments on the borrowings' anniversary dates are due on the fixed-rate amortizing borrowings. FHLB borrowings are secured by a blanket collateral agreement on all one-to-four family residential real estate loans. On December 31, 2023, the Company had the capacity to borrow an additional $128 million from the FHLB.

NOTE 8 – INCOME TAXES

Income tax expense was as follows:

(Dollars in thousands)	2023	2022
Current	$ 3,334	$ 3,358
Deferred	293	(135)
Total income tax provision	**$ 3,627**	**$ 3,223**

Effective tax rates were 19.7% and 19.5% for 2023 and 2022 and differ from the federal statutory rate of 21% applied to income before taxes due to the following:

(Dollars in thousands)	2023	2022
Expected provision using statutory federal income tax rate	$ 3,860	$ 3,473
Effect of bond and loan tax-exempt income	(104)	(113)
Bank owned life insurance income	(147)	(141)
Other	18	4
Total income tax provision	**$ 3,627**	**$ 3,223**

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities on December 31 were as follows:

(Dollars in thousands)	2023	2022
Allowance for credit losses	$ 1,485	$ 1,534
Unrealized loss on securities	2,730	3,434
Other	225	35
Deferred tax assets	4,440	5,003
Premises and equipment	(554)	(598)
Federal Home Loan Bank stock dividends	(95)	(268)
Deferred loan fees	(312)	(288)
Prepaid expenses	(205)	(188)
Other	(640)	(602)
Deferred tax liabilities	(1,806)	(1,944)
Net deferred tax asset	**$ 2,634**	**$ 3,059**

There is currently no liability for uncertain tax positions and no known unrecognized tax benefits. The Company recognizes, when applicable, interest and penalties related to unrecognized tax benefits in the provision for income taxes in the Consolidated Statements of Income. With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations by tax authorities for years prior to 2020.

NOTE 9 – EMPLOYEE BENEFITS

The Company sponsors a contributory 401(k) profit-sharing plan (the "Plan") covering substantially all employees who meet certain age and service requirements. The Plan permits investment in the Company's common stock subject to various limitations and provides for discretionary profit sharing and matching contributions. The discretionary profit-sharing contribution is determined annually by the Board of Directors and amounted to 3.25% in 2023 and 3.00% in 2022 of each eligible participant's compensation. Beginning in 2018, the Plan provided for a 100% Company match up to a maximum of 4% of eligible compensation. The Company auto enrolls all eligible new hires into the Plan. Expense under the Plan amounted to approximately $809 thousand and $735 thousand for 2023 and 2022, respectively.

The Company sponsors a non-qualified deferred compensation plan covering eligible officers. Expense under the plan amounted to $6 thousand and $3 thousand in 2023 and 2022, respectively.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are primarily loan commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the Consolidated Balance Sheets. The contract amount of these instruments reflects the extent of involvement the Bank has in these financial instruments. The Bank's exposure to credit loss in the event of the nonperformance by the other party to the financial instruments for loan commitments to extend credit and letters of credit is represented by the contractual amounts of these instruments. The Bank uses the same credit policies in making loan commitments as it does for on-balance sheet loans.

The following financial instruments whose contract amount represents credit risk were outstanding on December 31:

(Dollars in thousands)	2023	2022
Commitments to extend credit	$ 277,553	$ 266,422
Letters of credit	4,379	1,376

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Consumer commitments generally have fixed expiration dates and commercial commitments are generally due on demand and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral, obtained if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include residential real estate, accounts receivable, recognized inventory, property, plant and equipment, and income-producing commercial properties.

Letters of credit are written conditional commitments issued by the Company to guarantee the performance of a customer to a third party and are reviewed for renewal at expiration. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Company requires collateral supporting these commitments when deemed appropriate.

The Company had $736 thousand allowance for credit losses for unfunded loan commitments as of December 31, 2023 and $0 as of December 31, 2022. The increase in the ACL for unfunded loan commitments was primarily due to construction projects that have not been completed and fully drawn.

NOTE 11 – RELATED-PARTY TRANSACTIONS

In the ordinary course of business, loans are made by the Bank to executive officers, directors, their immediate family members, and their related business interests consistent with Federal Reserve Regulation O and GAAP definition of related parties.

The following is an analysis of activity of related-party loans for the years ended December 31:

(Dollars in thousands)	2023	2022
Balance at beginning of year	$ 332	$ 46
New loans and advances	23	319
Repayments, including loans sold	50	33
Balance at end of year	**$ 305**	**$ 332**

Deposits from executive officers, directors, their immediate family members, and their related business interests on December 31, 2023, and 2022 were approximately $9.3 million and $6.2 million.

NOTE 12 – REGULATORY MATTERS

The Company (on a consolidated basis) and Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial performance. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines involving quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the following table) of Total capital, Tier 1 capital and Common equity tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes as of December 31, 2023 and 2022, the Company and Bank met or exceeded all capital adequacy requirements to which they are subject.

As of December 31, 2023, the most recent notification from federal and state banking agencies categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" an institution must maintain minimum Total risk-based, Tier 1 risk-based, Common equity Tier 1, and Tier 1 leverage ratios as set forth in the following tables. There are no known conditions or events since that notification that Management believes have changed the Bank's category.

NOTE 12 – REGULATORY MATTERS (CONTINUED)

The actual capital amounts and ratios of the Company and Bank as of December 31 are presented in the following tables:

(Dollars in thousands)	Actual Amount	Actual Ratio	Minimum Required For Capital Adequacy Purposes Amount	Minimum Required For Capital Adequacy Purposes Ratio	Minimum Required To Be Well Capitalized Under Prompt Corrective Action Amount	Minimum Required To Be Well Capitalized Under Prompt Corrective Action Ratio
2023						
Total capital to risk-weighted assets						
Consolidated	$ 120,824	16.3%	$ 59,480	8.0%	$ 74,349	10.0%
Bank	120,184	16.2	59,446	8.0	74,308	10.0
Tier 1 capital to risk-weighted assets						
Consolidated	113,481	15.3	44,610	6.0	59,480	8.0
Bank	112,841	15.2	44,585	6.0	59,446	8.0
Common equity tier 1 capital to risk-weighted assets						
Consolidated	113,481	15.3	33,457	4.5	48,327	6.5
Bank	112,841	15.2	33,439	4.5	48,300	6.5
Tier 1 leverage ratio						
Consolidated	113,481	9.6	47,340	4.0	59,175	5.0
Bank	112,841	9.5	47,324	4.0	59,155	5.0
2022						
Total capital to risk-weighted assets						
Consolidated	$ 110,949	16.0%	$ 55,339	8.0%	$ 69,174	10.0%
Bank	109,778	15.9	55,315	8.0	69,144	10.0
Tier 1 capital to risk-weighted assets						
Consolidated	104,111	15.1	41,505	6.0	55,339	8.0
Bank	102,940	14.9	41,486	6.0	55,315	8.0
Common equity tier 1 capital to risk-weighted assets						
Consolidated	104,111	15.1	31,128	4.5	44,963	6.5
Bank	102,940	14.9	31,115	4.5	44,943	6.5
Tier 1 leverage ratio						
Consolidated	104,111	8.8	47,370	4.0	59,213	5.0
Bank	102,940	8.7	47,358	4.0	59,197	5.0

The Company's primary source of funds with which to pay dividends, are dividends received from the Bank. The payment of dividends by the Bank to the Company is subject to restrictions by its regulatory agencies. These restrictions generally limit dividends to current year net income and prior two-years' net retained earnings. Also, dividends may not reduce capital levels below the minimum regulatory requirements disclosed in the prior table. Under these provisions, on January 1, 2024, the Bank could dividend $26.5 million to the Company. The Company does not anticipate the financial need to obtain regulatory approval to pay dividends. Federal law prevents the Company from borrowing from the Bank unless loans are secured by specific obligations. Further, such secured loans are limited to an amount not exceeding ten percent of the Bank's common stock and capital surplus.

NOTE 13 – CONDENSED PARENT COMPANY FINANCIAL INFORMATION

A summary of condensed financial information of the parent company as of December 31, 2023, and 2022, and for each of the two years in the period ended December 31, 2023, follows:

(Dollars in thousands)	2023	2022
CONDENSED BALANCE SHEETS		
ASSETS		
Cash deposited with subsidiary bank	$ 271	$ 805
Investment in subsidiary bank	107,299	94,749
Equity securities	259	244
Other assets	174	162
TOTAL ASSETS	$ 108,003	$ 95,960
LIABILITIES AND SHAREHOLDERS' EQUITY		
Total liabilities	$ 64	$ 40
Total shareholders' equity	107,939	95,920
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 108,003	$ 95,960

(Dollars in thousands)	2023	2022
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME		
Dividends on securities	$ 9	$ 7
Dividends from subsidiary	5,200	3,950
Unrealized gain (loss) gain on equity securities	15	(3)
Total income	5,224	3,954
Operating expenses	391	407
Income before taxes and undistributed equity income of subsidiary	4,833	3,547
Income tax benefit	74	86
Equity earnings in subsidiary, net of dividends	9,849	9,680
NET INCOME	$ 14,756	$ 13,313
COMPREHENSIVE INCOME	$ 17,405	$ 2,519

NOTE 13 – CONDENSED PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)

(Dollars in thousands)	2023	2022
CONDENSED STATEMENTS OF CASH FLOWS		
Cash flows from operating activities:		
Net income	$ 14,756	$ 13,313
Adjustments to reconcile net income to net cash provided by operating activities		
Equity earnings in subsidiary, net of dividends	(9,849)	(9,680)
Change in other assets and liabilities	(3)	(27)
Net cash provided by operating activities	4,904	3,606
Cash flows from investing activities:		
Purchase of equity securities	–	(131)
Net cash used in investing activities	–	(131)
Cash flows from financing activities:		
Cash dividends paid	(4,013)	(3,526)
Purchase of treasury stock	(1,425)	(388)
Net cash used in financing activities	(5,438)	(3,914)
Decrease in cash	(534)	(439)
Cash at beginning of year	805	1,244
Cash at end of year	$ 271	$ 805

NOTE 14 – FAIR VALUE MEASUREMENTS

The Company provides disclosures about assets and liabilities carried at fair value. The framework provides a fair value hierarchy prioritizing the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs. The three broad levels of the fair value hierarchy are described below:

Level I: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets the Company has the ability to access.

Level II: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices observable for the asset or liability; inputs derived principally from or corroborated by observable market data by or other means including certified appraisals. If the asset or liability has a specified (contractual) term, the Level II input must be observable for substantially the full term of the asset or liability.

Level III: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table presents the assets reported on the consolidated statements of financial condition at their fair value on a recurring basis as of December 31, 2023, and December 31, 2022, by level within the fair value hierarchy. No liabilities were carried at fair value. As required by the accounting standards, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Equity securities with readily determinable values and U.S. Treasury Notes are valued at the closing price reported on the active market on which the individual securities are traded. Obligations of U.S. government agencies, mortgage-backed securities, asset-backed securities, obligations of states and political subdivisions and corporate bonds are valued at observable market data for similar assets. Equity securities without readily determinable values are carried at amortized cost, adjusted for impairment and observable price changes.

(Dollars in thousands)	Level I	Level II	Level III	Total
Assets:		December 31, 2023		
Securities available-for-sale				
U.S. Treasury securities	$ 17,689	$ —	$ —	$ 17,689
U.S. Government agencies	—	13,152	—	13,152
Mortgage-backed securities of government agencies	—	65,045	—	65,045
Asset-backed securities of government agencies	—	523	—	523
State and political subdivisions	—	16,586	—	16,586
Corporate bonds	—	27,085	—	27,085
Total available-for-sale securities	**$ 17,689**	**$ 122,391**	**$ —**	**$ 140,080**
Equity securities	$ 213	$ —	$ —	$ 213
Assets:		December 31, 2022		
Securities available-for-sale				
U.S. Treasury securities	$ 22,225	$ —	$ —	$ 22,225
U.S. Government agencies	—	12,630	—	12,630
Mortgage-backed securities of government agencies	—	68,890	—	68,890
Asset-backed securities of government agencies	—	618	—	618
State and political subdivisions	—	19,477	—	19,477
Corporate bonds	—	26,229	—	26,229
Total available-for-sale securities	**$ 22,225**	**$ 127,844**	**$ —**	**$ 150,069**
Equity securities	$ 198	$ —	$ —	$ 198

NOTE 15 – FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of recognized financial instruments carried at amortized cost as of December 31 were as follows:

(Dollars in thousands)	2023 Carrying Value	Level I	Level II	Level III	Total Fair Value
Financial assets					
Securities held-to-maturity	$ 226,279	$ 9,507	$ 185,223	$ —	$ 194,730
Net loans	694,797	—	—	663,510	663,510
Mortgage servicing rights	600	—	—	600	600
Financial liabilities					
Deposits	$ 1,027,427	$ 835,847	$ —	$ 193,126	$ 1,028,973
Other borrowings	1,754	—	—	1,546	1,546

(Dollars in thousands)	2022 Carrying Value	Level I	Level II	Level III	Total Fair Value
Financial assets					
Securities held-to-maturity	$ 247,401	$ 11,617	$ 200,337	$ —	$ 211,954
Loans held for sale	52	55	—	—	55
Net loans	620,333	—	—	600,720	600,720
Mortgage servicing rights	621	—	—	621	621
Financial liabilities					
Deposits	$ 1,023,417	$ 905,335	$ —	$ 114,478	$ 1,019,813
Other borrowings	2,461	—	—	2,321	2,321

Other financial instruments carried at amortized cost include cash and cash equivalents, restricted stock, bank-owned life insurance, accrued interest receivable, short-term borrowings, and accrued interest payable, all of which have a level 1 fair value that approximates their carrying value.

NOTE 16 – ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table presents the changes in accumulated other comprehensive (loss) income by component net of tax for the years ended December 31, 2023, and 2022:

(Dollars in thousands)	Pretax	Tax Effect	After-Tax
BALANCE AS OF DECEMBER 31, 2021	$ (2,691)	$ 566	$ (2,125)
Unrealized holding loss on available-for-sale securities arising during the period	(13,952)	2,930	(11,022)
Amortization of held-to-maturity discount resulting from transfer	289	(61)	228
Total other comprehensive loss	(13,663)	2,869	(10,794)
BALANCE AS OF DECEMBER 31, 2022	$ (16,354)	$ 3,435	$ (12,919)
Unrealized holding gain on available-for-sale securities arising during the period	3,168	(666)	2,502
Amortization of held-to-maturity discount resulting from transfer	187	(40)	147
Total other comprehensive income	3,355	(706)	2,649
BALANCE AS OF DECEMBER 31, 2023	$ (12,999)	$ 2,729	$ (10,270)

NOTE 17 – CONTINGENT LIABILITIES

In the normal course of business, the Company is subject to pending and threatened legal actions. Although, the Company is not able to predict the outcome of such actions, after reviewing pending and threatened actions, management believes that the outcome of any or all such actions will not have a material adverse effect on the results of operations or shareholders' equity of the Company.

The Company has an employment agreement with an officer. Upon the occurrence of certain types of termination of employment, the Company may be required to make specified severance payments if termination occurs within a specified period of time, generally two years from the date of the agreement, or pursuant to certain change in control transactions.

Senior Management & Board of Directors



ASHLEY VAUGHN
Vice President,
Senior Operations Officer

BUD STEBBINS
Senior Vice President,
Senior Loan Officer

ANDREA MILEY
Senior Vice President,
Chief Risk Officer

EDDIE STEINER
Chairman,
Chief Executive Officer

PAULA MEILER
Senior Vice President,
Chief Financial Officer

BRETT GALLION
President,
Chief Operations Officer,
Chief Information Officer



Honoring Jeff Robb for Over 22 Years of Board Service

Director Jeff Robb has chosen to step down from his role on the board at The Commercial & Savings Bank and CSB Bancorp, Inc., effective January 10, 2024. We express our gratitude for Mr. Robb's dedicated service over the past 22.5 years and appreciate his valuable contributions to our organization.

Director Robb stood as a beacon of wisdom and leadership throughout his distinguished tenure, including his years as Audit Committee Chairman from 2018 to 2023. The organization experienced profound benefits due to his generous sharing of insights, unwavering commitment to honesty, and the depth of trust he instilled. He set commendably high standards for management, expecting excellence regardless of circumstances, all while consciously avoiding micromanagement. His steadfast commitment to safeguarding the bank's health and enhancing its market strength is a lasting legacy.

As we bid farewell to Director Robb, we extend our profound gratitude for his invaluable contributions. We wholeheartedly wish him the best as he transitions to a new chapter in his life, embarking on exciting new adventures.

VIKKI BRIGGS	**EDDIE STEINER**	**ROBERT BAKER**	**STEPHEN SCHILLIG**	**CHERYL KIRKBRIDE**	**JULIAN COBLENTZ**
Serving since 2018	Serving since 2001	Serving since 2001	Serving since 2024	Serving since 2018	Serving since 2015



OFFICERS OF THE COMMERCIAL & SAVINGS BANK

JEFF M. AGNES
Officer,
Network Administrator

PAMELA S. BASINGER
Vice President,
Financial Officer

JOEL BECKLER
Vice President,
Commercial Relationship Manager

LES A. BERTSCHY
Assistant Vice President,
Banking Center Manager

JESSE BROWN
Officer,
Banking Center Manager

WENDY D. BROWN
Vice President,
Project Manager

STACY L. BUCKLEW
Assistant Vice President,
Banking Center Manager

C. DAWN BUTLER
Vice President,
Regional Banking Center Manager

BEVERLY A. CARR
Assistant Vice President,
Bank Operations Manager

TANISA CHRAPOWICKI
Officer,
Trust Operations

SARAH B. COLUCY
Vice President,
Commercial Relationship Manager

PEGGY L. CONN
Officer,
Corporate Secretary

KATHRYN COOPER
Officer,
Banking Center Manager

DAWN CULBERTSON
Officer,
BSA/AML Officer

JENNIFER L. DEAM
Assistant Vice President,
Customer Service Center &
Electronic Services Manager

CHRISTOPHER J. DELATORE
Vice President,
Senior Loan Officer
Tuscarawas County

ZACH DIDINGER
Officer,
Banking Center Manager

LORI S. FRANTZ
Assistant Vice President,
Banking Center Manager

BRETT A. GALLION
President,
Chief Operations Officer,
Chief Information Officer

CARRIE A. GERBER
Assistant Vice President,
Senior Credit Analyst

ADAM GRATE
Officer,
Commercial Portfolio Manager

RYAN A. GROSSCHMIDT
Assistant Vice President,
Commercial Portfolio Manager

AMI K. HAMMOND
Assistant Vice President,
Mortgage Loan Originator

BRIAN HARR
Vice President,
Senior Loan Officer

BENJAMIN J. HERSHBERGER
Assistant Vice President,
Mortgage Loan Originator

MARIE E. HULL-GREEN
Vice President,
Trust Officer

JASON B. HUMMEL
Vice President,
Senior Loan Officer
Holmes County

JULIE A. JONES
Vice President,
Director of Human Resources

STEPHEN K. KILPATRICK
First Vice President,
Senior Credit Officer

TIFFANY KIM
Officer,
Banking Center Manager

DAWN M. LEMAY
Officer,
Consumer Lender

JEFFREY J. LEONE
Assistant Vice President,
Special Assets & Recovery Officer

GINA K. LING
Assistant Vice President,
Cash Management
Relationship Manager

PAMELA LUEDY
Officer,
Banking Center Manager

BROC A. MARTIN
Vice President,
Internal Auditor

ROBYN E. MCCLINTOCK
Vice President,
Regional Banking Center Manager

MICHAEL V. MCKELVEY
Vice President,
Retail Services Manager

PAULA J. MEILER
Senior Vice President,
Chief Financial Officer

ANDREA R. MILEY
Senior Vice President,
Chief Risk Officer

EDWARD J. MILLER
Vice President,
Operations Service Manager,
Security Officer

KERRY J. MILLER
Assistant Vice President,
Cash Management Officer

MOLLY M. MOHR
Vice President,
Trust Services

MARK A. NUMBERS
Vice President,
Commercial Relationship Manager

MATTHEW OGDEN
Vice President,
Commercial Relationship Manager

SHAWN E. OSWALD
Vice President,
Information Security Officer,
OFAC Officer

AMY R. PATTERSON
Vice President,
Mortgage & Consumer
Lending Services Manager

LOGAN PHILLIPS, J.D.
Compliance Officer,
CRA Officer

MELANIE S. RABER
Assistant Vice President,
Commercial Loan
Documentation Manager

KATHY M. RINGWALT
Officer,
Lead Mortgage Underwriter

PATRICK O. RYAN
Officer,
Payments & Card Services Manager

HERBERT C. SAWTELL
Vice President,
Commercial Relationship Manager

A. CLAY SINNETT
Vice President,
Commercial Relationship Manager

HARLAND L. STEBBINS III
Senior Vice President,
Senior Loan Officer

CHERYL J. STEINER
Vice President,
Investment Advisor Representative

EDDIE L. STEINER
Chairman,
Chief Executive Officer

STEPHEN J. STRUCKEL
Officer,
Mortgage Loan Originator

KRISTAL A. STULL
Assistant Vice President,
Retail Operations Manager

ELAINE A. TEDROW
Assistant Vice President,
Banking Center Manager

JEANETTE M. TROYER
Assistant Vice President,
Banking Center Manager

ASHLEY E. VAUGHN
Vice President,
Senior Operations Officer

KATIE L. WINT
Assistant Vice President,
Loan Servicing Manager

CRYSTAL R. YODER
Assistant Vice President,
iSeries Administrator

In Loving Memory Of



Daniel Muse
1958 - 2023



Alicia Wallace
1961 - 2023



Kevin McAllister
1979 - 2023

In a heartfelt tribute, we remember three dear colleagues whose unprecedented departure left a lasting impression on our hearts and a profound impact on the collective legacy they've shaped alongside us.

SHAREHOLDER AND GENERAL INQUIRIES

If you have questions regarding your CSB Bancorp, Inc. stock, please contact:

Computershare
Shareholder Services
462 South Fourth Street, Suite 1600
Louisville, Kentucky 40202
800.368.5948
www.computershare.com/investor

Peggy L. Conn
Corporate Secretary
CSB Bancorp, Inc.
91 North Clay Street, P.O. Box 232
Millersburg, Ohio 44654
330.674.9015 | 800.654.9015

If you are interested in purchasing shares of CSB Bancorp, Inc., you may contact your local broker or one of the following:

Cheryl J. Steiner
Vice President,
Investment Advisor Representative
330.763.2853
cheryl.steiner@ceterais.com

Alex Adams
Financial Advisor
234.262.8047
alexander.adams@ceterais.com

 **Investment Services**
Powered by Cetera Investment Services LLC.

CSB Bancorp, Inc. is required to file an annual report on From 10-K annually with the Securities and Exchange Commission. A copy of our Annual Report on Form 10-K is available on our website after it is filed with the SEC. Copies of the Form 10-K Annual Report and the Company's quarterly reports will be furnished, free of charge, to shareholders by written request to:

Paula J. Meiler
Senior Vice President,
Chief Financial Officer
CSB Bancorp, Inc.
91 North Clay Street, P.O. Box 232
Millersburg, Ohio 44654
330.674.9015 | 800.654.9015

CSB Corporate Headquarters
91 North Clay Street, P.O. Box 232
Millersburg, OH 44654
800.654.9015 | 330.674.9015
www.csb1.com

Thurston Springer
9000 Keystone Crossing 7th Floor
Indianapolis, Indiana 46240
317.581.4000
www.thurstonspringer.com

Legal Counsel
Vorys, Sater, Seymour and Pease LLP
52 East Gay Street, P.O. Box 1008
Columbus, Ohio 43216

CSBB
STOCK LISTING
COMMON SYMBOL



The annual meeting of shareholders is scheduled to be held on:
Wednesday, April 24, 2024 at 7:00 p.m.
at the Carlisle Inn in Walnut Creek, Ohio

BANKING CENTER INFORMATION

Berlin Banking Center
4587 State Route 39, P.O. Box 420, Berlin, OH 44610
330.893.3565

Bolivar Banking Center
11113 Fairoaks Road NE, Bolivar, OH 44612
234.732.7001

Charm Banking Center
4440 County Road 70, P.O. Box 136, Charm, OH 44617
330.893.3323

Clinton Commons Banking Center
2102 Glen Drive, Millersburg, OH 44654
330.674.2265

Gnadenhutten Banking Center
100 South Walnut Street, P.O. Box 830, Gnadenhutten, OH 44629
740.254.4313

New Philadelphia Banking Center
635 West High Avenue, New Philadelphia, OH 44663
330.308.4867

North Canton Banking Center
600 South Main Street, North Canton, OH 44720
330.497.0839

Orrville Banking Center
119 West High Street, P.O. Box 635, Orrville, OH 44667
330.682.8000

Shreve Banking Center
333 West South Street, P.O. Box 551, Shreve, OH 44676
330.567.2226

South Clay Banking Center
91 South Clay Street, P.O. Box 232, Millersburg, OH 44654
330.674.0687

Sugarcreek Banking Center
127 South Broadway, P.O. Box 369, Sugarcreek, OH 44681
330.852.4444

Walnut Creek Banking Center
4980 Olde Pump Street, P.O. Box 146, Walnut Creek, OH 44687
330.893.2961

Winesburg Banking Center
2225 U.S. 62, P.O. Box 51, Winesburg, OH 44690
330.359.5543

Wooster Downtown Banking Center
350 East Liberty Street, Wooster, OH 44691
330.263.1955

Wooster Milltown Banking Center
3562 Commerce Parkway, Wooster, OH 44691
330.345.2031

Trust & Wealth Management Locations
91 North Clay Street, P.O. Box 232, Millersburg, OH 44654
3562 Commerce Parkway, Wooster, OH 44691
600 South Main Street, North Canton, OH 44720

CSB Investment Services
91 South Clay Street, Millersburg, OH 44654
Not FDIC Insured | No Bank Guarantee | May Lose Value

COMING SOON!

Medina Loan Production Office
23 Public Square, Suite 200, Medina, OH 44256
330.805.0588

